U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

                    TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.
--------------------------------------------------------------------------------
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

          TENNESSEE                                                   45-0471419
--------------------------------------------------------------------------------
(STATE OF OTHER JURISDICTION OF                                    (IRS EMPLOYER
INCORPORATION OR ORGANIZATION)                               IDENTIFICATION NO.)

401 SOUTH ILLINOIS AVENUE, OAK RIDGE, TENNESSEE                            37830
--------------------------------------------------------------------------------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                              (ZIP CODE)

ISSUER'S TELEPHONE NUMBER   (865) 483-9444

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

  TITLE OF EACH                                 NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED                             EACH CLASS IS TO BE REGISTERED
-------------------                             ------------------------------
        N/A                                                 N/A

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                    COMMON STOCK (PAR VALUE $1.00 PER SHARE)
                                (TITLE OF CLASS)

                                TABLE OF CONTENTS


PART I.

ITEM 1.- DESCRIPTION OF BUSINESS...............................................1

ITEM 2. - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION............4

ITEM 3. - DESCRIPTION OF PROPERTY.............................................19

ITEM 4. - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT......20

ITEM 5. - DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.....21

ITEM 6. - EXECUTIVE COMPENSATION..............................................21

ITEM 7. - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS......................22

ITEM 8. - DESCRIPTION OF SECURITIES...........................................22

PART II.

ITEM 1. - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
OTHER SHAREHOLDER MATTERS.....................................................24

ITEM 2. - LEGAL PROCEEDINGS...................................................24

ITEM 3. - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.......................24

ITEM 4. - RECENT SALES OF UNREGISTERED SECURITIES.............................24

ITEM 5. - INDEMNIFICATION OF DIRECTORS AND OFFICERS...........................24

PART F/S......................................................................26

PART III.

ITEM 1. - INDEX OF EXHIBITS...................................................26

SIGNATURES....................................................................27

ITEM 1.       DESCRIPTION OF BUSINESS


General

         Tennessee Valley Financial Holdings, Inc. (the "Company"), is a business corporation incorporated on February 15, 2002, under the laws of the State of Tennessee for the purpose of acquiring TNBank, a Tennessee banking corporation (the "Bank") by means of a share exchange and becoming a registered bank holding company under the Federal Reserve Act. On April 30, 2002, the shareholders of the Bank approved a Plan of Share Exchange (the "Plan of Share Exchange") between the Company and the Bank whereby the common shares of the Bank were exchanged, on a one for one basis, for common shares of the Company. The exchange became effective on May 9, 2002.

         The Bank commenced the organizational process to become a Tennessee state chartered bank on July 6, 1994 and commenced operations as a state chartered bank on May 30, 1995. The Bank's deposit accounts are insured under the Federal Deposit Insurance Act ("FDIA"), up to the maximum applicable limits thereof. The Bank is not currently a member of the Federal Reserve System. The Bank has its main office and two branch locations, one in Oak Ridge and one located in Knoxville.


         The Bank's customer base consists of small to medium sized businesses in industries such as retail, manufacturing, distribution, and residential real estate construction as well as professionals such as doctors, lawyers and accountants. The Bank also serves consumers with its various banking services and products, such as residential real estate mortgages. The Bank's lending activities consist mainly of residential real estate loans, commercial loans and loans to consumers. The majority of the Bank's loans are collateralized by real estate. Additionally, the Bank will secure loans with automobiles, commercial equipment, inventory, accounts receivable and other types of collateral. The Bank will also make unsecured loans, but typically only on a limited basis. To mitigate the inherent risk involved in lending activities, the Bank uses a risk management program aimed at identifying, recognizing and reducing these risks where possible.

     The Bank offers long term, fixed rate mortgage loans to its customers. Mortgage loans are originated at the Bank and subsequently sold to secondary market investors resulting in fee income. The Bank does not retain any servicing rights on these loans sold.

     The Bank had approximately $500,000 in outstanding loan participations sold to other financial institutions as of December 31, 2001 and March 31, 2002. The Bank is not otherwise involved in participations, securitizations, brokered deposits or off balance sheet activities, including special purpose entities or partnerships, or hedging activities.


     The Bank offers a wide variety of competitive retail and commercial banking services. The deposit services offered include various types of checking, savings, money market, certificate of deposit and individual retirement accounts. Lending services include consumer installment loans, various types of mortgage loans, personal lines of credit, home equity loans, credit cards, real estate construction and various types of customized commercial loans to small and medium sized businesses and professionals. The Bank also offers safe deposit box services for customers at its Oak Ridge locations, and drive thru and Automated Teller Machine (ATM) services at the Oak Ridge locations. The Bank's Knoxville office does not presently offer safe deposit, night deposit or drive-thru services, but ATM services are offered at this location. The Bank provides VISA and MasterCard credit cards and is a merchant depository for credit card drafts under both types of credit cards. The Bank also offers banking services for its customers on the internet at its world wide web address, www.tnbank.net. Customers enrolled in the Bank's internet banking product can check balances and activity for their deposit and loan accounts, transfer funds between accounts, pay bills electronically and other typical internet banking services. The Bank has trust powers but does not have a trust department presently.


     The Bank is subject to the regulatory authority of the Tennessee Department of Financial Institutions ("TDFI") and the Federal Deposit Insurance Corporation ("FDIC"). The Company is regulated by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board").


Market Area


        The Bank's primary service area encompassing Anderson and Knox counties, includes the cities of Oak Ridge and Clinton in Anderson County and Knoxville and Farragut in Knox County. Oak Ridge has long been known for its intellectual resources and strong educational system. The city has been long recognized as a research center, in a large part due to the Oak Ridge National Laboratory and the United States Department of Energy facilities that began during the Manhattan Project. Oak Ridge's population has remained at around 28,000 for several years. Much of the Oak Ridge economy is related to the federal facilities located here associated with the United States Department of Energy. This makes the Oak Ridge economy somewhat more reliant upon federal budget appropriations, political decisions and international events than typical economic factors. During the early 1990's, these facilities saw reductions in their workforce but recently have had steadier levels of employment.


         At December 31, 2001 the Bank had 30 full-time employees and eight people employed on a part-time basis. The Bank's employees are not represented by any union or other collective bargaining agreement and the Bank believes its employee relations are satisfactory.

Competition

         The Bank competes with six commercial banks and four credit unions in its primary market area of Oak Ridge. In addition to these local competitors, banks from other market areas also serve as competition to the Bank. In addition to traditional providers (i.e. banks, credit unions, thrifts) other financial services companies serve as competition for the Bank: insurance companies, brokerages, finance companies, etc. Management anticipates that competition from providers of financial services over the World Wide Web will intensify in the future. One of the results of increasing competition is the lowering of the Bank's net interest margin, as consumers have more choices for deposits (thus increasing the cost) and loans (lowering the income). The Bank attempts to mitigate these factors by emphasizing its service and relationship style of banking services.


     It is contemplated that the Company may seek to enter businesses closely related to banking or to acquire existing businesses already engaged in such activities. Some of the activities that the Federal Reserve Board has determined by regulation to be closely related to the business of banking include

        -    making or servicing loans and leases,
        -    engaging in insurance and discount brokerage activities,
        -    performing some data processing services,
        - acting in some circumstances as a fiduciary or investment or financial advisor,
        -    owning savings associations and
        - making investments in corporations for projects designed primarily to promote community welfare.

Any acquisition by the Company will require prior approval of the Federal Reserve Board and, in some instances, other regulatory agencies. Currently the Company's only activity is owning the Bank.


         The Company competes with those banks and other financial institutions that compete with the Bank. In addition, in attempting to acquire other permissible entities, and engaging in activities closely related to banking, the Company will be competing with other bank holding companies, many of which have far greater assets and financial resources than the Company and whose common stock may be more widely traded than that of the Company.

Supervision and Regulation

         As mentioned previously, the Bank is regulated primarily by the TDFI and FDIC. The Bank is also subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon and limitations on the types of investment securities that may be purchased. Various consumer laws and regulations also affect the operations of the Bank. In addition to the impact of regulation, commercial banks are also affected significantly by the actions of the Federal Open Market Committee ("FOMC") of the Federal Reserve as a differentiating factor. The FOMC's actions on interest rates significantly impacts the net interest margin and interest rate risk management activities of the Bank.


     The Company is regulated by the Federal Reserve Board under the Bank Holding Company Act of 1956, which requires every bank holding company to obtain the prior approval of the Federal Reserve Board before:


         -        acquiring more than 5% of the voting shares of any bank, or
         - acquiring all or substantially all of the assets of a bank, and
         - before merging or consolidating with another bank holding company.

The Federal Reserve Board has maintained that a bank holding company must serve as a source of financial strength to its subsidiary banks. In adhering to the Federal Reserve Board policy, the Company may be required to provide financial support for a subsidiary bank, such as the Bank, at a time when, in the absence of such Federal Reserve Board policy, the Company may not deem it advisable to provide such assistance.

         A bank holding company is generally prohibited from acquiring control of any company which is not a bank and from engaging in any business other than the business of banking or managing and controlling banks. However, there are certain activities which have been identified by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto and thus permissible for bank holding companies.


     As a bank holding company, the Company is required to file with the Federal Reserve Board an annual report of its operations at the end of each fiscal year and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board may also make examinations of the Company and each of its subsidiaries.


         From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial services providers. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial service providers are frequently made in Congress, before the Tennessee legislature and the other various bank regulatory agencies. The likelihood of these changes occurring and the effect they may have on the Bank's and the Company's operations are difficult to predict.

Financial Modernization Legislation

         The Gramm-Leach-Bliley ("G-L-B") Act authorizes affiliations between banking, securities and insurance firms and authorizes bank holding companies and national banks to engage in a variety of new financial activities. Among the new activities that will be permitted to bank holding companies are securities and insurance brokerage, securities underwriting, insurance underwriting and merchant banking. The G-L-B Act imposes new requirements on financial institutions with respect to customer privacy. The G-L-B Act generally prohibits disclosure of customer information to non-affiliated third parties unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to customers annually.

         The G-L-B Act contains significant revisions to the FHLB System. In addition to other provisions, the G-L-B Act expands the permissible uses of FHLB advances by community financial institutions (under $500 million in assets) to include funding loans to small businesses, small farms and small agri-businesses. The G-L-B Act contains a variety of other provisions including a prohibition against ATM surcharges unless the customer has first been provided notice of the imposition and amount of the fee. The Bank does not anticipate a material impact on its operation from this legislation at this time.

General

         The Bank, as a Tennessee state chartered bank, is subject to primary supervision, periodic examination and regulation by the TDFI and the FDIC. If as a result of an examination of a bank, the FDIC should determine the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of the Bank's operations are unsatisfactory or that the Bank or its management is violating or has violated any law or regulation, various remedies are available to the FDIC. Such remedies include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict the growth of the Bank, to assess civil money penalties, to remove officers and directors and ultimately to terminate a bank's deposit insurance. The Commissioner of the TDFI has many of the same remedial powers, including the power to take possession of a bank whose capital becomes impaired. As of December 31, 2001, the Bank is not the subject of any such action by the FDIC or the TDFI.

         The deposits of the Bank are insured by the FDIC in the manner and extent provided by law. For this protection, the Bank pays a semi-annual statutory assessment. Although the Bank is not currently a member of the Federal Reserve System, it is subject to certain regulations of the Federal Reserve Board.

         Various requirements and restrictions under the laws of the State of Tennessee and the United States affect the operations of the Bank. State and federal statutes and regulations relate to many aspects of the Bank's operations, including reserves against deposits, interest rates payable on deposits, loans, investments, mergers and acquisitions, borrowings, dividends, locations of branch offices and capital requirements. Further, the Bank is required to maintain certain levels of capital.

Payment of Dividends

         The payment of dividends by the Company depends to a great extent on the ability of the Bank to pay dividends to the Company. The Bank is subject to the provisions of the Tennessee Banking Act, which provides that dividends will be paid out of undivided profits. Capital surplus, however, must equal or exceed 50% of capital stock, and in the event capital surplus falls below 50% of capital stock, no dividends may be paid until net profits have been transferred to capital surplus so that it equals 50% of capital stock. Thereafter, 10% of net profits must be transferred to capital surplus prior to the payment of dividends until capital surplus equals capital stock. The Bank is also subject to the minimum capital requirements of the FDIC, which impact the Bank's ability to pay dividends to the Company. If the Bank fails to meet these standards, it may not be able to pay dividends to the Company or to accept additional deposits because of regulatory requirements.

         If, in the opinion of the applicable bank regulatory authority, a depository institution is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such authority may require that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be such an unsafe and unsound practice. Moreover, the Federal Reserve Board and the FDIC have issued policy statements which provide that bank holding companies and insured depository institutions generally should only pay dividends out of current operating earnings.

         The payment of dividends by the Company may also be affected or limited by other factors, such as the requirement of the Bank to maintain adequate capital above regulatory guidelines.

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

General

         The Company has only recently been formed and therefore, has no results of operations. The following discussion relates to the financial condition and results of operations of the Bank, the shares of which were acquired on May 9, 2002 by the Company pursuant to the Plan of Share Exchange.


         The Bank was incorporated on July 6, 1994 for the purpose of organizing a state-chartered commercial bank. The Bank commenced operations on May 30, 1995. The Bank achieved net income of $527,175 for 2001 compared to $389,253 for 2000, an increase of 35%. On a per share basis, the Bank earned $0.99 per common share in 2001 compared to $0.73 per common share in 2000. The increase in net income for 2001 can be primarily attributed to growth in earning assets, which resulted in higher net interest income (an increase of approximately $412,000 as compared to 2000) and growth in the Bank's non-interest income (an increase of $277,482 as compared to 2000). During 2001, the Bank realized increased fees on loans sold related to its mortgage lending activities which can be attributed somewhat to lower interest rates. Given the rate sensitive nature of mortgage lending, management expects increased fees on loans sold during periods of lower interest rates and decreased fees on loans sold during periods of higher interest rates. Offsetting these increases to net income was an increase of approximately $412,000 in non-interest expense. The increase in non-interest expense during 2001 was primarily attributable to the general growth in the assets of the Bank.


         The table below presents a summary of certain financial performance ratios for the previous two years.


                                     Schedule I
                            Return on Assets and Equity
                                                     2001        2000
                                                  ------------------------
Return on Average Assets                                0.63%       0.56%

Return on Average Equity                                7.94%       6.41%

Dividend Payout Ratio                                   0.00%       0.00%

Average Equity to Average Assets                        7.92%       8.70%



Earning Assets, Sources of Funds and Net Interest Income

         Schedule II presents an analysis of interest earning assets and interest bearing liabilities for the years ended December 31, 2001 and 2000.

         As seen in Schedule II, average (1) earning assets grew $11.3 million or 17% during 2001 as compared to 2000. Average interest earning assets include loans, investment securities and federal funds sold. The primary component of the growth in average interest earning assets was average loans, which grew $9.5 million or 18% as compared to 2000. Average investment securities (which includes average available for sale taxable and tax-exempt securities, held to maturity taxable securities and Federal Home Loan Bank Stock) grew $1.7 million as compared to 2000.

---------------------
(1) Average Balances were computed averaging daily balances for the time period specified.


                                                   Schedule II
                                    Average Balances, Interest and Rate/Yield
                                                    2001                                 2000
                                      ----------------------------------------------------------------------------
                                         Average  Interest   Average     Average    Interest  Average
                                         Balance            Yield/Rate   Balance              Yield/Rate
                                      ----------------------------------------------------------------------------
Assets
Federal funds sold                     $   2,353   $   101      4.29%    $ 2,362      $145           6.14%
Investment securities:
Available for sale:
Taxable                                   11,027       738      6.69%     10,416       675           6.48%
Tax exempt                                 2,554       147      5.75%        778        55           7.07%
Held to maturity:
Taxable                                      265        15      5.66%      1,000        58           5.80%
Tax exempt                                                                   -          -
FHLB Stock                                   323        20      6.19%        223        16           7.17%
Gross loans, including fees               61,569     5,183      8.42%     52,024     4,641           8.92%
                                      ----------------------------------------------------------------------------
Total interest earning assets          $  78,091   $ 6,204      7.94%    $66,803    $5,590           8.37%
                                                  =====================            ===============================
Cash and due from banks                    1,387                           1,028
All other assets                           5,205                           2,605
Less:
Reserve for loan losses                      728                             667
Unearned fees and interest                    67                              36
                                      -------------                   --------------
Total Assets                           $  83,888                         $69,733
                                      =============                   ==============

Liabilities and Shareholders' Equity
Interest bearing deposits:
Time deposits                          $  42,715   $ 2,454      5.75%    $39,179    $2,348           5.99%
Other deposits                            23,360       593      2.54%     17,918       646           3.61%
Federal funds purchased                        -         -                     -         -
FHLB Advances and repurchase
agreements                                 5,023       271      5.40%      2,148       131           6.10%
                                      ----------------------------------------------------------------------------
Total interest-bearing liabilities     $  71,098   $ 3,318      4.67%    $59,245    $3,125           5.27%
                                      ============================================================================
Non-interest bearing deposits              5,501                           4,177
                                                           ------------                       --------------------
Cost of Funds                                                   4.33%                                4.93%
                                                           ============                       ====================
All other liabilities                        646                             415
Shareholders' equity                       6,504                           6,047
Unrealized gain (loss) on available
for sale securities                          139                            (151)
                                      -------------                   --------------
Total Liabilities and Shareholders'
Equity                                $   83,888                       $  69,733
                                      =============                   ==============
                                                           ------------                       --------------------
Net interest spread                                             3.61%                                3.44%
                                                           ============                       ====================
                                                           ------------                       --------------------
Net interest margin                                             3.70%                                3.69%
                                                           ============                       ====================


         Average interest bearing liabilities grew $11.8 million, or 20% during 2001 as compared to 2000. Average interest bearing liabilities include deposits, advances from the Federal Home Loan Bank ("FHLB") and other borrowings. During 2001, average total deposits grew $9.0 million, or 16% as compared to 2000.

         The yield on average interest earning assets decreased by 43 basis points during 2001 to 7.94%. The increase in yields on earning assets can be attributed to declines in the general interest rate environment during 2001, brought on by numerous federal funds rate decreases by the Federal Reserve's Federal Open Market Committee. During 2001, The Federal Reserve lowered its target fed funds rate 11 times resulting in 475 points decline in this rate and in turn the Bank's Prime Rate dropped 475 basis points during 2001 as well. Other rate indices that effect the Bank's earning assets and rate bearing liabilities declined during 2001 as well.

         The yield on loans for 2001 was 8.42%, a decline of 50 basis points as compared to 2000. The decline in loan yields during 2001 can be primarily attributed to the decline in interest rate discussed previously. Roughly one third of the Bank's loan portfolio is priced at variable rates, therefore, as rates declined the yields on these loans declined. Additionally, new loans made during 2001 generally carried lower yields than those made in 2000, further lowering loan yields. Yields on investment securities increased 2 basis points to 6.49% during 2001 as compared to 2000. As interest rates declined during 2001, yields on securities purchased and adjustable rate securities held in the portfolio declined. However, as the Bank's investment portfolio became more weighted with higher yielding mortgage backed and municipal securities, overall investment yields remained constant comparing 2001 to 2000. Management expects yields on investments will decline during 2001. The yield on federal funds sold declined during 2001 185 basis points to 4.29% as compared to 2000 due to the aforementioned decline in general interest rates during 2001.

         The cost of funds declined during 2001 to 4.33%, or 60 basis points from 4.93% in 2000. The decline in the Bank's cost of funds can be primarily attributed to the decrease in general interest rates during 2001. Rates on all of the Bank's deposit products declined during 2001, with time deposit rates declining 24 basis points to 5.75% and other deposit rates declining 107 points during 2001 as compared to 2000. Other deposit rates declined faster than time deposits because they are typically variable rate products, which react quicker to changes in interest rates.

         Rates on FHLB advances and other borrowings declined 70 basis points to 5.40% during 2001 as compared to 2000. Management utilizes various types of borrowings, primarily from the FHLB to help fund its balance sheet growth and mitigate its interest rate risk. The decline in rates during 2001 can be attributed primarily to the Bank's utilizing more short term borrowing structures which carry lower interest rates. For more discussion on the types of borrowing structures the Bank employs, see the Liquidity and Capital Resources section.

         The Bank's net interest margin (2) remained constant during 2001, increasing 1 basis point to 3.70% during 2001 as compared to 2000. As mentioned previously, there was a significant decline in general interest rates during 2001. As rates initially declined, the Bank's earning assets re-priced faster than the rates on the Bank's interest bearing liabilities, resulting in a decline in the Bank's net interest margin during the first part of 2001. During the latter part of 2001, as the speed which the Federal Reserve lowered interest rates slowed and as the Bank was able to re-price more of its interest bearing liabilities into lower rates, the Bank's net interest margin improved. The result was little change in the Bank's net interest margin when comparing 2001 to 2000.





------------------
(2) Interest and related fee income on interest earning assets, reduced by total interest paid on interest bearing deposits and other borrowed funds equals net interest income. Net interest income divided by average earning assets equals net interest margin

                                               Schedule III
                                   Rate Volume Analysis (in thousands)
                                                       ---------------------------------------
                                                                   2001 vs. 2000
                                                       ---------------------------------------
                                                       Increase (decrease) due to change in:
                                                       ---------------------------------------
                                                          Average    Rate/Yield     Total
                                                          Balance
                                                       ---------------------------------------
Interest Income
Federal funds sold                                          (1)          (43)        (44)
Securities available for sale                              151             4         155
Securities held to maturity                                (42)           (1)        (43)
FHLB stock                                                   6            (2)          4

Loans, including fees                                      815           (273)       542
                                                       ---------------------------------------
Total interest income                                      929           (315)       614
                                                       ---------------------------------------
Interest Expense
Interest bearing deposits                                  439           (386)        53
FHLB advances and Repurchase Agreements                    157            (17)       140
                                                       ---------------------------------------
Total interest expense                                     596           (403)       193
                                                       ---------------------------------------
                                                       ---------------------------------------
Net change in net interest income                          333             88        421
                                                       =======================================


Non-Interest Income

         Non-interest income increased approximately $277,000 during 2001 due primarily to increases in fees on loans sold. The Bank offers traditional residential mortgage financing through the secondary market. Under this program, the Bank originates residential mortgage loans, which are in turn funded and serviced by secondary market lenders and the Bank receives a fee for its loan origination. Fees on loans sold increased approximately $202,000 as compared to 2000. The increase in fees on loans sold can be primarily attributed to lower interest rates during 2001. Service charges on deposit accounts increased approximately $32,000 during 2001 as compared to 2000 due to the growth in number of deposit accounts. Other income increased approximately $23,000 during 2001 as compared to 2000 due to increases in ATM fee income and rental income from space the Bank leases to a third party in its main office facility in Oak Ridge.

         During 2000 as compared to 1999, non-interest income increased approximately $20,000 primarily due to increases in service charges on deposit accounts which offset declines in fees on loans sold and other non interest income, as compared to 1999.

Non-Interest Expense


         Non-interest expense increased approximately $412,000 or 20% during 2001 as compared to 2000. The increase in non-interest expense during 2001 was primarily attributable to the general growth in the assets of the Bank, which resulted in increases in categories such as salaries and employee benefits (an increase of approximately $160,000 as compared to 2000) and other expenses (an increase of approximately $95,000 as compared to 2000). The increases in other expense during 2001 can be primarily attributed to increases in directors fees (an increase of approximately $33,000, attributable primarily to the addition of three directors during 2001) and loan expense, which increased approximately $31,000 due to increases in loan volume during 2001. Additionally, the Bank realized higher occupancy costs and furniture and equipment depreciation and maintenance associated with two new facilities opened in Oak Ridge during the first quarter of 2001. During 2001, the Bank relocated both of its Oak Ridge branches to new facilities, as well as consolidated occupancy costs increased approximately $56,000 during 2001 as compared to 2000 and furniture and equipment depreciation and maintenance increased approximately $29,000 during 2001 as compared to 2000. These increases were offset by an approximately
$59,000 decline in building lease expenses during 2001 compared to 2000. The decline in lease expenses is the result of the Bank's terminating leases on its two Oak Ridge branches during 2001 and relocating to owned facilities.

         Non-interest expense increased $167,227 or 9% during 2000 as compared to 1999. The primary components of this increase were in the following categories: salaries and employee benefits (increase of approximately $93,000 or 10%), occupancy costs (increase of approximately $30,000 or 14%), and other non-interest expense (increase of approximately $23,000 or 10%).

Income Taxes

         The Bank recognizes income taxes under the asset and liability method established in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Bank's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled. The Bank's deferred tax assets are reviewed quarterly and adjustments to such assets are recognized as deferred income tax expense or benefit based on management's judgment relating to the realizability of such assets.

         The Bank recognized income tax expense of approximately $269,767 during 2001 compared to $150,472 in 2000. During 1999, the Bank recognized $126,961 in income tax expense.


Loan Losses and Credit Risk


         The allowance for loan losses is established by charging expense at an amount which will maintain the allowance for loan losses at a level sufficient to provide for potential loan losses. Loan losses are charged directly to the allowance when incurred and recoveries are credited to the allowance when realized. The amount of provision is based on past loss experience, management's evaluation of the loan portfolio under current economic conditions, and such other factors as in management's best judgment deserve current recognition in estimating loan losses. The balance of the allowance for loans losses was $811,488 as of December 31, 2001 or 1.19% of gross loans outstanding. During 2001, the loan loss provision totaled $163,500 an increase of approximately $20,000 from the amount for 2000. As of December 31, 2001, management's review of the allowance for loan losses concluded that the balance was adequate to provide for potential losses based upon an evaluation of risk in the loan portfolio. Despite the Bank's credit standards, internal controls, and continuous loan review process, the inherent risk in the lending process results in periodic charge-offs.

        Through the provision for loan losses, the Bank maintains a reserve for loan losses that management believes is adequate to absorb losses within the loan portfolio. In addition, various regulatory agencies, as an integral part of their examination procedures, periodically review the Bank's reserve for loan losses, and based on their judgment may require the Bank to recognize additions to the reserve for loan losses. Management completes a formal analysis of the reserve for loan losses adequacy on a monthly basis. This formal analysis of the allowance for loan loss reserve segregates the loan portfolio into general and specifically classified categories. Management employs a loan grading system for all loans based on credit quality. Loans in the four lowest categories are considered specifically classified and allocated a higher percentage of potential loan loss than the general loan population. The general loan population is segregated by collatral type and a reserve amount is assigned based on the historical loss ratio and expected future loss potential for that particular collateral type. For specifically classified loans, reserve amounts are assigned based on rates defined in the Bank's loan policy and consistent with industry standards and regulatory guidance. As of December 31, 2001 approximately $738,000 of the Bank's loan portfolio was considered specifically classified with approximately 15% of the Allowance for Loan Losses related to these loans. The remaining 85% of the Allowance for Loan Losses was assigned to the general population of loans. Management evaluates impaired loans on an individual basis. Schedules IV and V present a summary of the Bank's loan loss experience during 2001 and 2000.

                                             Schedule IV
                            Analysis of Loan Loss Reserve (in thousands)
                                                                The year ended December 31,
                                                        ---------------------------------------------
                                                                      2001                 2000
                                                        ---------------------------------------------
Balance at Beginning of Period                           $             694      $             662
Charge-Off's:
Commercial, financial and agricultural                                  12                    105
Real Estate - construction                                               -                      -
Real estate - mortgage                                                  39                      8
Installment - consumer                                                   -                      -
Other                                                                    -                      -
                                                        ---------------------------------------------
Total charge-off's                                                      51                    113
                                                        ---------------------------------------------
Recoveries:
Commercial, financial and agricultural                                   -                      -
Real Estate - construction                                               -                      -
Real estate - mortgage                                                   -                      -
Installment - consumer                                                   5                      2
Other                                                                    -                      -
                                                        ---------------------------------------------
Total recoveries                                                         5                      2
                                                        ---------------------------------------------
Net charge-off's                                                        46                    111
Provision for loan losses                                              163                    143
                                                        ---------------------------------------------
Balance at the End of Period                             $             811      $             694
                                                        =============================================
                                                        ---------------------------------------------
Ratio of net charge-off's to average loans outstanding                0.07%                  0.21%
                                                        =============================================




                                               Schedule V
                             Allocation of Loan Loss Reserve (In thousands)
                                                                   For the year ended December 31,
                                             -------------------------------------------------------------------------------
                                                              2001                                    2000
                                             -------------------------------------------------------------------------------
                                                  $             %           % of          $              %         % of
                                              Allocation   Allocation     Portfolio   Allocation   Allocation      Portfolio
                                             --------------------------------------------------------------------------------
Commercial, financial and agricultural           332            41%           29%         329            47%          31%
Real Estate - construction                        38             5%            8%          29             4%           7%
Real estate - mortgage                           234            29%           40%         198            29%          41%
Installment - consumer                           207            26%           23%         138            20%          21%
Other                                              -             0%            -            -             0%           -
                                             ---------       ---------     --------    --------       -------      ------
Total                                         $  811            100%         100%        $694           100%         100%
                                             =========       =========     ========    ========       =======      ======

Summary of Loans and Non-Performing Assets

         Non-performing assets consist of (a) loans not accruing any longer due to doubts about future collectibility, (b) loans more than 90 days past due for the last principal or interest payment, and (c) other real estate owned by the Bank, taken originally as loan collateral. Schedule VI presents the amounts of non-performing assets at December 31, 2001 and 2000.


                                    Schedule VI
                        Non-Performing Assets (in thousands)
                                                                                December 31,
                                                                           2001              2000
                                                                ---------------------------------
Non-accrual loans (1)                                            $          145     $         595
Loans past due 90 days or more and still accruing interest(2)               346                49
Restructured loans                                                            -                 -
                                                                ---------------------------------
Total Non-Performing Assets                                      $          491     $         644
                                                                =================================


        _______________
        (1) Included in non-accrual loans are $36,000 and $562,000 of loans considered impaired as of December 31, 2001 and December 2000, respectively.
        (2) Included in loans past due 90 days or more and still accruing interest are $41,000 and $23,000 of loans considered impaired as of December 31, 2001 and December 2000, respectively.


         Loans are determined to be non-accruing when it has been determined that the ability of the Bank to collect the unpaid balance of such loans is highly unlikely due to the financial position of the borrower and general economic conditions. The determination of such classification is made by Bank management on an individual basis for problem loans. Generally, a review of each loan 90 days or more past due is made monthly and such loans where collection is determined to be doubtful are place on non-accrual status. During 2001, the Bank would have earned approximately $44,000 on loans in non-accrual status had these loans been current in accordance with their terms. The Bank earned approximately $16,000 on loans that were in non-accrual status during 2001.


         Loans are determined to be 90 days delinquent when such a period of time has elapsed since the last required payment of principal or interest was made. At such time, consideration as to whether to place the loan on non-accrual status is made. However, until such classification is made, interest will continue to accrue.


        Non-accrual loans declined to $145,000 as of December 31, 2001 compared to $595,000 as of December 31, 2000. This decline is primarily related to one commercial relationship which was in non-accrual status during 2000 but not during 2001. Management made the determination to return this loan relationship to accrual status after an improvement in the borrower's financial condition and satisfactory performance by the borrower in accordance with the loan's contractual terms. Loans past due over ninety days and still accruing interest increased to $346,000 as of December 31, 2001 from $49,000 as of December 31, 2000. The increase in loans past due over ninety days and still accruing interest relates to an overall increase in the Bank's loans past due over ninety days during the latter part of 2001. Management attributes this increase to a weakening of economic conditions, among other things, during the latter part of 2001. Net charge offs for 2001 were $46,000, a decline of $65,000 compared to $111,000 for the same period in 2000. The decline in net charge offs was primarily realized in the commercial, financial and agricultural category, where net charge offs decreased from $105,000 in 2000 to $12,000 in 2001. This decline was primarily relatd to one commercial relationship which was charged off in 2000.


         Loans increased $12.0 million to $67.1 million as of December 31, 2001 compared to December 31, 2000. The primary categories of growth by loan type were residential and other properties and consumer and other loans. Schedule VII presents a summary of loans by type as of December 31, 2001 and 2000 respectively.

                                   Schedule VII
                           Loans by Type (in thousands)
                                                         December 31,
                                                    2001               2000
                                             --------------------------------------
Loans secured by real estate:
Commercial properties                         $           5,605  $         5,482
Construction and land development                         5,351            4,019
Residential and other properties                         27,562           22,927
                                             --------------------------------------
Total loans secured by real estate                       38,518           32,428

Commercial and industrial loans                          14,086           11,969
Consumer loans and other                                 15,412           11,506
                                             --------------------------------------
                                                         68,016           55,903
Less: Allowance for loan losses                            (811)            (694)
         Unearned loan fees                                 (90)             (46)
                                             --------------------------------------
                                              $          67,115   $       55,163
                                             ======================================

Investment Securities

         Investment securities were $14.1 million as of December 31, 2001 compared to $14.0 million as of December 31, 2000. At December 31, 2001, all of the Bank's investment securities were classified available for sale. At December 31, 2000 available for sale securities totaled $13.0 million and held to maturity securities totaled $1.0 million. During 2001, $6.6 million in available for sale securities were purchased as compared to $4.7 million in purchases of available for sale securities in 2000. Maturities, calls and principal payments received from mortgage-backed securities totaled $4.6 million in 2001 and $1.9 million in 2000. Proceeds from the sale of available for sale securities totaled $1.1 million, with gross gains on these sales of $12,827 and gross losses of $0. Proceeds from the sale of available for sale securities in 2000 totaled $740,156, with gross gains on the sales of $0 and gross losses of $7,050. These sales were used to fund loan demand and to reinvest funds in higher yielding investment securities. During 2001, the Bank received $1.0 million in proceeds from the maturity of held to maturity securities. There was no other activity in held to maturity securities during 2001 and no activity in held to maturity securities during 2000. At December 31, 2001 available for sale securities comprised 100.0% of total investment securities as compared to 92.8% at December 31, 2000. The unrealized gain on available for sale securities was $175,514 at December 31, 2001 compared to an unrealized gain of $36,103 at December 31, 2000. The fair value of debt securities fluctuates with the movement of interest rates. Generally, during periods of declining interest rates, the fair value of debt securities increases whereas the opposite may hold true in a rising interest rate environment. Securities classified as held to maturity are recorded at amortized cost.


         The investment portfolio is primarily comprised of U.S. Government and federal agency obligations and mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation (FHLMC), the FHLB, the Federal Farm Credit Bank
(FFCB), the Government National Mortgage Association (GNMA), Small Business Administration (SBA) and the Federal National Mortgage Association (FNMA) and bank-qualified, investment grade state, county and municipal bonds. The Bank's investment policy prohibits the Bank from investing in state, county and municipal bonds rated Baa or lower by Moody's or BBB by S&P. Mortgage-backed issues comprised 42% of the portfolio at December 31, 2001 and 37% at December 31, 2000. The following table sets forth the maturity of the maturities of the securities held in the investment portfolio as of December 31, 2001:


Maturities of Securities at December 31, 2001

                                          Due in         Due After One     Due After Five
                                         One Year        Year Through      Years Through       Due After
($ in Thousands)                          or Less         Five Years         Ten Years         Ten Years            Total
Securities available for sale:        Amount   Yield    Amount    Yield    Amount   Yield    Amount   Yield    Amount     Yield
                                     -----------------------------------------------------------------------------------------------
U.S. Treasury Securities and          $ 1,095    5.98%  $   405      6.29%  $ 2,040     5.69%  $   249     5.79% $  3,789      5.84%
Obligations of U.S. Government
Corporations and Agencies
Mortgage-Backed and Related
Securities                                  -    0.00%      332      6.90%      903     6.22%    4,752     6.10%     5,987     6.16%
Obligations of State and Political
Subdivisions                                -    0.00%      421      7.18%      901     6.67%    1,781     6.33%     3,103     6.54%
Corporate Debt Securities                   -    0.00%      836      7.36%        -     0.00%        -     0.00%       836     7.36%
                                     -----------------------------------------------------------------------------------------------
Total Debt Securities                 $ 1,095    5.98%  $ 1,994      7.03%  $ 3,844     6.04%  $ 6,782     6.15% $  13,715     6.23%
                                     ===============================================================================================


Asset Liability Management and Interest Rate Risk Management

         Asset liability management is the process of planning, implementing and controlling the mix and maturity features of the Bank's interest bearing assets and liabilities to maximize net interest margin and minimize the risk of negative effects on net interest margin by changes in market interest rates. One tool utilized in the Bank's asset liability management process is the Interest Rate Sensitivity Analysis presented in Schedule VIII. The Interest Rate Sensitivity Analysis evaluates gaps between repricing frequencies of the Bank's interest earning assets and interest bearing liabilities. As seen from this analysis, the Bank is in a negative gap position in both re-pricing categories through one to five years. Management continually monitors its asset liability position, and corrective measures, where possible, are taken.


                                                        Schedule VIII
                                    Interest Rate Sensitivity Analysis (in thousands)
                                           As of December 31, 2001
                                        Within 3    3 months to 1                  After 5
                                         months         year       1 to 5 years     years        Total
                                      -------------------------------------------------------------------------
Earning Assets:
Loans                                 $  22,052     $  7,789       $     37,081   $ 1,095     $ 68,017
Investment securities                     2,858        1,459              1,994     7,807       14,118
Federal funds sold                            -                                                      -
                                      -------------------------------------------------------------------------
Total earning assets                     24,910        9,248             39,075     8,902       82,135
                                      -------------------------------------------------------------------------
Interest Bearing Liabilities:
Interest bearing deposits                33,049       19,504             17,705         -       70,258
FHLB advances                             1,255        3,500              2,000         -        6,755
                                      -------------------------------------------------------------------------
Total interest bearing liabilties        34,304       23,004             19,705         -        77,013
                                      -------------------------------------------------------------------------

Repricing Gap                            (9,394)     (13,756)            19,370     8,902         8,902
Repricing Gap as a percentage of
earning assets                            -11.4%       -16.7%              23.6%     10.8%
Cumulative repricing gap                 (9,394)     (23,150)            (3,780)    5,122         5,122
Cumulative repricing gap as a
percentage of earning assets              -11.4%       -28.2%              -4.6%      6.2%



Management has made the following assumptions in this interest rate sensitivity analysis:
1. Assets and liabilities are generally assigned to a period based upon their earliest repricing opportunity, when such repricing opportunity is before the contractual maturity
2.       Non accrual loans are included in the loan category
3. Investment securities available for sale are treated in the same manner as comparable investment securities in the held to maturity category in that they are scheduled for repricing based on their earliest repricing date, however, callable agency securities are only considered repriced at the call date if the security is at a market value above par value.

Liquidity and Capital Resources

         The  Bank's  primary   sources  of  liquidity  are  deposit   balances,
available-for-sale securities, principal and interest payments on loans and investment securities, Fed Fund lines, and FHLB advances.

         At December 31, 2001, the Bank held $14.1 million in available-for-sale securities. Deposits increased $7.6 million during 2001. The Bank has $3.0 million in available federal funds lines and approximately $1.4 million in potentially available borrowings from the FHLB.

         The Bank utilizes various types of other borrowings to help fund balance sheet growth and mitigate its interest rate risk. The primary source of other borrowings are through the FHLB which has many different types of borrowing structures available to member banks. As of December 31, 2001 the Bank had $6,755,000 in outstanding loans with the FHLB. The Bank had $1.0 million in fixed rate advances which offer fixed interest rates on balances that are due at maturity. The Bank had $4.5 million in Convertible Fixed Rate Advances ("CFR") outstanding. CFR advances offer fixed rates of interest for an initial term, then may convert, at the FHLB's option to a floating rate. Due to the optionality of these advances, they do inherently carry more interest rate risk than fixed rate advances. The Bank also maintains a Cash Management Advance ("CMA") with the FHLB to meet short term liquidity needs. The CMA line of credit, which was established in 2001, is for amounts up to $6.0 million and expires annually. As of December 31, 2001 the Bank had $1.255 million outstanding under its CMA line of credit.

         The Bank can also enter into repurchase agreement transactions should the need for additional liquidity arise. At December 31, 2001, the Bank had no repurchase agreements outstanding.

         At December 31, 2001, the Bank had capital of $6.9 million, or 7.64% of total assets as compared to $6.3 million, or 7.97% at December 31, 2000. Tennessee chartered banks that are insured by the FDIC are subject to minimum capital maintenance requirements. Regulatory guidelines define the minimum amount of qualifying capital an institution must maintain as a percentage of risk-weighted assets and average total assets.

                                                Schedule IX
                                 Regulatory Capital Ratios ($ in thousands)

                                                                  To comply with     To be Well Capitalized
                                                                  minimum capital   under Prompt Corrective
                                                 Actual            requirements        Action provisions
                                         --------------------------------------------------------------------
                                             Amount     Ratio     Amount     Ratio      Amount      Ratio
                                         --------------------------------------------------------------------
As of December 31, 2001
------------------------------------------
Total Capital (to risk-weighted assets)   $   7,586      11.1%  $  5,462      >8.0%   $  6,827      >10.0%

Tier 1 Capital (to risk-weighted assets)      6,775       9.9%     2,731      >4.0%      4,096       >6.0%

Tier 1 Capital (to average assets)            6,775       7.6%     4,435      >5.0%      4,435       >5.0%

As of December 31, 2000
------------------------------------------
Total Capital (to risk-weighted assets)   $   6,937      12.3%  $  4,498      >8.0%   $  5,623      >10.0%

Tier 1 Capital (to risk-weighted assets)      6,243      11.1%     2,249      >4.0%      3,374       >6.0%

Tier 1 Capital (to average assets)            6,243       8.3%     3,757      >5.0%      3,757       >5.0%



Impact of New Accounting Standards

         In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 (January 1, 2000 for the Company). SFAS 133 requires all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. In June of 1999 the FASB issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 (SFAS
137). SFAS 137 delays the effective date of SFAS 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. Due to the present limited use of derivative instruments, the adoption of SFAS 133 did not have a significant impact on the Bank's results of operations or its financial position.

         In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133." SFAS No. 138 provides several technical amendments to SFAS No. 133. Since the Bank does not hold any derivative instruments or engage in hedging activities, SFAS No. 138 has not had a significant impact on the Bank's financial position and results of operations.

         In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment annually. SFAS No. 142 is effective on January 1, 2002. These statements are not expected to have any impact on the Bank's financial position or results of operations.

         In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143, Accounting for Asset Retirement
Obligations. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Since the Bank does not have any legal obligations as described above, this statement is not expected to have any impact on the Bank's financial position or results of operations.

         In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144. This statement supercedes SFAS No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. This statement is not expected to have a significant impact on the Bank's financial position or results of operations.

RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002 AND 2001

General

         For the three months ending March 31, 2002, the Bank reported net income of $143,000 or $0.27 per share as compared to $113,000 or $0.21 per share for the corresponding period in 2001. The increase in net income for the first quarter of 2002 is primarily due to growth in net interest income and non-interest income outpacing the growth in non-interest expense and loan loss provision. The table below presents certain key financial ratios for the first quarter of 2001 and 2000 respectively.

                                     For the three months ending
                                              March 31,
                                        2002            2001
                                  ----------------------------------
Return on Average Assets                     0.62%            0.67%
Return on Average Equity                     8.16%            7.65%

Net Interest Income

         Net interest income was $819,000 for the first quarter of 2002, an increase of approximately 26% or $171,000 over the same period in 2001. The increase in net interest income was due primarily to the increase in the average earning assets of the Bank and improvement in the Bank's net interest margin compared to the first quarter of 2001. The Bank's net interest margin improved as the Bank's interest bearing deposits lowered in rate to a greater degree than the yield on the Bank's interest bearing assets. Average loans increased approximately $13.9 million to $70.5 million at March 31, 2002, as compared to $56.6 million at March 31, 2001. Average loans at March 31, 2002 were approximately 82% of total earning assets at March 31, 2002 and 77% at March 31, 2001.

                                        Three Months Ended (in thousands)    Three Months Ended (in thousands)
                                                March 31, 2002                     March 31, 2001
                                        -----------------------------------------------------------------------
                                         Average   Interest  Yield/Rate     Average      Interest    Yield/Rate
                                         Balance                            Balance
                                        -----------------------------------------------------------------------
Loans (1) (2)                              $70,535   $ 1,303       7.39%    $56,655       $1,249        8.82%
Investment securities (3) (5)               13,882       195       5.62%     14,217          244        6.87%
Federal funds sold                           1,813         6       1.32%      2,757           41        5.95%
                                        -----------------------------------------------------------------------
Total earning assets                        86,230     1,504       6.98%     73,629        1,534        8.33%
                                                      ------                              ------
Other assets                                 6,659                            4,850
                                            ------                           ------
Total Assets                                92,889                           78,479
                                            ======                           ======
Interest-bearing deposits                   72,993       607       3.33%     61,610          798        5.18%
Demand deposits                              6,165         -       0.00%      5,200            -        0.00%
Federal Home Loan Bank advances and
other borrowings                             5,978        69       4.62%      4,700           73        6.21%
                                        -----------------------------------------------------------------------
Total rate-bearing liabilties               85,136       676       3.18%     71,510          871        4.87%
Other liabilities                              747                              528
                                            ------                           ------
Total Liabilties                            85,883                           72,038
                                            ------                           ------
Total Stockholders' Equity                   7,006                            6,441
Total Liabilties and Stockholders'
Equity                                      92,889                           78,479
                                            ======                           ======
                                                      ------                              ------
Net interest income                                   $  828                             $   663
                                                      ======                              ======
                                                                  ------                               ------
Net interest spread                                                3.80%                                3.46%
                                                                  ======                               ======
                                                                  ------                               ------
Net interest margin (4)                                            3.84%                                3.60%
                                                                  ======                               ======

(1)      Gross of allowance for loan losses
(2)      Includes average non-accrual loans
(3) Excludes the impact of the average net unrealized loss on securities available for sale
(4)      Net interest income divided by total earning assets
(5) Interest income on investment securities is presented on a tax-effected basis using a 38% income tax rate and a 20% TEFRA disallowance



         The yield on total earning assets declined 135 basis points for the first quarter 2002 as compared to the first quarter of 2001. The primary reason for the decline in yields on earning assets was due to declines in the general interest rate environment during 2001. During 2001, the Federal Reserve lowered key interest rates 475 basis points in a series of rate cuts. The yield on average loans was 7.39% for the first quarter of 2002 as compared to 8.82% for the first quarter of 2001.

         Total interest expense was $676,000 for the first quarter of 2002, a 22% decrease as compared to the same period in 2001. The average rate on deposits was 3.33% for the first quarter of 2002, 185 basis points lower than the average rate on deposits during the first quarter of 2001. The decrease in the rates on deposits during 2002 as compared to 2001 can be attributed to the decline in interest rates during 2001. Initially, as rates began to decline after the Federal Reserve lowered interest rates, the Bank's deposit rates did not lower as quickly as did the rates on earning assets. However, as rates moderated during the latter part of 2001 and remained at their lower levels, the rate on the Bank's deposits continued to decline as the Bank repriced maturing time deposits into lower rates and attracted new deposits at lower rates. The average cost of borrowed funds was 4.62% for the first quarter of 2002 and 6.21% for the first quarter of 2001. The decline in rates on borrowed funds can also be attributed to lower interest rates.

Provision for Loan Losses

         Provision for loan losses was $78,000 during the first quarter of 2002 compared to $20,000 during the first quarter of 2001. The balance of the allowance for loan losses at March 31, 2002 was $750,000 (1.02% of gross loans) compared to $811,000 (1.15% of gross loans) at December 31, 2001. Net charge off's for the first quarter of 2002 were $139,000 as compared to $0 for the first quarter of 2001. Management primarily attributes the increase in net charge off's during the first quarter of 2002 to a slight weakening of the economy.

         As of March 31, 2002, management's review of the allowance for loan losses concluded that the balance was adequate to provide for potential losses based upon an evaluation of risk in the loan portfolio. Despite the Bank's credit standards, internal controls, and continuous loan review process, the inherent risk in the lending process results in periodic charge-off's. Through the provision for loan losses, the Bank maintains a reserve for loan losses that management believes is adequate to absorb losses within the loan portfolio. In addition, various regulatory agencies, as an integral part of their examination procedures, periodically review the Bank's reserve for loan losses, and based on their judgment may require the Bank to recognize additions to the reserve for loan losses. Management completes a formal analysis of the reserve for loan losses adequacy on a monthly basis.

Non-Interest Income

         Total non-interest income was $180,000 for the first quarter of 2002 compared to $106,000 in the first quarter of 2001. Service charges on deposit accounts increased 22% in the first quarter of 2002 as compared to the same period in 2001. The increase in service charges on deposit accounts was primarily due to an increase in the number of deposit accounts. Gains on sales of mortgage loans held for sale increased to $96,000 during the first quarter of 2002 as compared to $39,000 during the first quarter of 2001. Management attributes the increase in gains on sales of mortgage loans held for sale to lower mortgage rates.

Non-Interest Expense

         Non-interest expense totaled $696,000 during the first quarter of 2002 as compared to $567,000 during the first quarter of 2001. Non-interest expense (annualized) as a percent of total average assets was 3.00% for the first quarter of 2002 compared to 2.89% for the first quarter of 2001. The increase in non-interest expense during the first quarter of 2002 as compared to the same period in 2001 can be primarily attributed to increases in salaries and employee benefits, data processing fees, office supplies and postage and other expense. Most of these increases can be attributed to the growth in the Bank's assets which has necessitated increases in overhead expenses.

Income Taxes

         The Bank recognizes income taxes under the asset and liability method established in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Bank's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled. The Bank's deferred tax assets are reviewed quarterly and adjustments to such assets are recognized as deferred income tax expense or benefit based on management's judgment relating to the realizability of such assets.

         The Bank recognized income tax expense of $82,000 and $54,000 for the first quarter of 2002 and 2001, respectively. The effective income tax rate for the Bank was 36% and 32% for first quarter 2002 and 2001 respectively.

Balance Sheet Analysis - Comparison at March 31, 2002 to December 31, 2001

         Assets totaled $97.5 million at March 31, 2002, as compared to $90.2 million at December 31, 2001 an increase of 8.1%. Asset growth was primarily driven by growth in net loans, which increased $4.9 million or 7.3% during the first quarter of 2002. Federal funds sold increased to $5.3 million during the first quarter of 2002. Asset growth during the first quarter was funded by deposit growth of $9.0 million or 12%.

Investment Securities

         Investment securities were approximately $13.5 million, or 14% of total assets, at March 31, 2002, a decline of $579,000 from December 31, 2001. The Bank purchased $1.7 million in investment securities during the first quarter of 2002, while maturities, calls, sales and principal paydowns provided cash of $2.2 million.

         The investment portfolio is comprised of U.S. Government and federal agency obligations and mortgage-backed securities issued by the FHLMC, the FHLB, the Federal Farm Credit Bank (FFCB), the Government National Mortgage Association (GNMA) and the Federal National Mortgage Association (FNMA). The Bank also invests in tax-free, bank-qualified state, county and municipal bonds, and investment grade corporate debt securities. Mortgage-backed issues comprised 43.3% of the portfolio at March 31, 2002 and 42.5% at December 31, 2001.

         At March 31, 2002 and December 31, 2001, 100% of the Bank's portfolio was classified as available for sale and is reflected on the balance sheet at fair value with net unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. The gross unrealized gain on investment securities available for sale, was $95,000 at March 31, 2002, a decrease of $81,000 from December 31, 2001, a result of changes in the bond market. The fair value of securities fluctuates with the movement of interest rates. Generally, during periods of decreasing interest rates, the fair values increase whereas the opposite may hold true during a rising interest rate environment.

Loans

         During the first quarter of 2002, total loans outstanding increased by $4.9 million to $72.0 million from $67.1 million at December 31, 2001. This growth was attributable primarily to newly originated loans offset by amortization and payoffs.

                                           Loans by Type
                                                           March 31, 2002     December 31, 2001
                                                         -----------------------------------------
Commercial, financial and agricultural                    $     22,333       $       19,691
Real estate - construction                                       7,183                5,351
Real estate - mortgage                                          27,766               27,562
Installment loans to individuals                                15,616               15,412

Loans, gross                                              $     72,898       $       68,016
Less:
Allowance for loan losses                                         (750)                (811)
Unearned loan fees                                                (106)                 (90)
                                                         -----------------------------------------
                                                          $      72,042      $       67,115
                                                         =========================================


Included in the above may be loans which have been classified as impaired, pursuant to the adoption of SFAS No. 114, but are not considered material.

                                      Non-Performing Assets

                                                        March 31, 2002     December 31, 2001
                                                       -----------------------------------------
Non-accrual loans                                       $         328    $               145
Loans past due greater than 90 days and
  still accruing interest                                           1                    346
Restructured loans                                                184                      -
                                                       -----------------------------------------
Total Non-Performing Assets                             $         513    $               491
                                                       =========================================


                                           Analysis of the Allowance for Loan Losses
                                                                                          For the three months ending
                                                                                                   March 31,
                                                                                          2001                  2000
                                                                                  --------------------------------------------
Average Loans Outstanding                                                                 70,535                56,655
                                                                                  ============================================

Allowance at beginning of period                                                             811                   694

Charge-offs:
Commercial,financial and agricultural                                                         75                    -
Real Estate - construction                                                                     -                    -
Real Estate - mortgage                                                                         9                    -
Installment - consumer                                                                        61                    -
Other                                                                                          -                    -

                                                                                  --------------------------------------------
Total charge-offs                                                                            145                    -
                                                                                  --------------------------------------------

Recoveries:
Commercial,financial and agricultural                                                          -                    -
Real Estate - construction                                                                     -                    -
Real Estate - mortgage                                                                         -                    -
Installment - consumer                                                                         6                    -
Other                                                                                          -                    -

                                                                                  --------------------------------------------
Total recoveries                                                                               6                    -
                                                                                  --------------------------------------------

                                                                                  --------------------------------------------
Net charge-offs                                                                              139                    -
                                                                                  --------------------------------------------

Provision for loan losses                                                                     78                   20

                                                                                  --------------------------------------------
Balance at end of period                                                            $        750          $       714
                                                                                  ============================================

Ratio of net charge-offs during the period to average loans outstanding during
the period                                                                                  0.20%                 0.00%

         Non-accrual loans increased $183,000 to $328,000 at March 31, 2002. Loans past due greater than 90 days and still accruing interest declined approximately $345,000 since December 31, 2001. This decline reflects an overall decline in past due loans. Bank had $25,000 in repossessed assets at March 31, 2002 and $0 at December 31, 2001. The Bank has one relationship that is considered restructured as defined by accounting standards. The classification as restructured resulted from a change in the terms of the loan due to a deterioration in the borrower's financial condition.


Deposits

         Deposits increased by approximately $9.0 million to $84.9 million at March 31, 2002 from $75.8 million at December 31, 2001. Core deposits, which include regular savings, money market, NOW and demand deposits, were $39.1 million, or 46.1% of total deposits, at March 31, 2002. Core deposits were 43.6% of total deposits at December 31, 2001. Time deposits totaled $45.7 million at March 31, 2002, an increase of approximately $2.9 million from $42.8 million at December 31, 2001.

                                    Deposit Balances By Type

                                                            March 31, 2002  December 31, 2001
                                                          -------------------------------------
Demand Deposits:
Non-interest bearing demand accounts                       $     6,360       $       5,573
NOW and money market accounts                                   31,171              26,140
Savings accounts                                                 1,618               1,348
                                                          -------------------------------------
Total demand deposits                                           39,149              33,061
                                                          -------------------------------------
Term Deposits:
Less than $100,000                                              31,847              30,119
$100,000 or more                                                13,876              12,651
                                                          -------------------------------------
Total Term Deposits                                             45,723              42,770
                                                          -------------------------------------

                                                          -------------------------------------
Total Deposits                                             $    84,872       $     75,831
                                                          =====================================



Capital

         During the first quarter of 2002, stockholders' equity increased $93,000 to $7.0 million, due to net income for the first quarter of $143,000 offset by a decline of $50,000 in the value of investment securities available for sale, net of income taxes.

Liquidity and Capital Resources

         The  Bank's  primary   sources  of  liquidity  are  deposit   balances,
available-for-sale securities, principal and interest payments on loans and investment securities, Fed Fund lines, and Federal Home Loan Bank advances.

         At March 31, 2002, the Bank held $13.5 million in available-for-sale securities. Deposits increased approximately $9.0 million during the first quarter of 2002. The Bank has $2.0 million in available federal funds lines and approximately $2.7 million in available borrowings from the Federal Home Loan Bank.

         The Bank can also enter into repurchase agreement transactions should the need for additional liquidity arise. As of March 31, 2002, the Bank had no repurchase agreement balances outstanding.

         At March 31, 2002, the Bank had capital of $7.0 million, or 7.2% of total assets as compared to $6.9 million, or 7.6% at December 31, 2001. Tennessee chartered banks that are insured by the FDIC are subject to minimum capital maintenance requirements. Regulatory guidelines define the minimum amount of qualifying capital an institution must maintain as a percentage of risk-weighted assets and average total assets.

                                                                     Regulatory Capital
                                                                          March 31, 2002                           December 31, 2001
                                                            ------------------------------------------------------------------------
                                                                           Well       Minimum                 Well           Minimum
                                                                       Capitalized   Regulatory            Capitalized    Regulatory
                                                               Bank       Levels    Requirement    Bank      Levels      Requirement
                                                            ------------------------------------------------------------------------
Tier 1 Capital as a percentage of risk-weighted assets           9.5%      6.0%         4.00%       9.9%       6.0%            4.00%

Total Capital as a percentage of risk-weighted assets           10.5%     10.0%         8.00%      11.1%      10.0%            8.00%

Tier 1 capital to average assets                                 7.5%      5.0%         5.00%       7.6%       5.0%            5.00%


ITEM 3.       DESCRIPTION OF PROPERTY

         The Bank operates three facilities for its banking operations. The Bank's two Oak Ridge branch facilities are owned by the Bank and the Knoxville branch is leased from a third party. The Bank's Main Office is located at 401 South Illinois Avenue in Oak Ridge and is owned by the Bank. The 15,000 square foot facility sits on approximately three acres and offers full service banking including ATM, safe deposit, night depository and drive thru services. The Main Office also houses the Bank's operations and bookkeeping departments, credit administration and most other administrative functions. The Bank's Jackson Square branch is located at 900 Oak Ridge Turnpike in Oak Ridge and is also owned by the Bank. This 2,000 square foot facility offers full service banking including ATM, safe deposit, night depository and drive thru services. The Bank's Pointe West branch is located at 118 Mabry Hood Road, Suite 300 in Knoxville, TN. The Pointe West branch is leased for an annual rent of $25,308. The lease on the Pointe West branch expired in June 2001 at which time the Bank exercised the first of four one year options to extend the lease term for this facility. The Pointe West branch offers ATM and teller services. All of the Bank's branch facilities are staffed with experienced retail and lending personnel.

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information concerning the beneficial ownership of the common stock of the Company by (i) directors and executive officers of the Company, and (ii) directors and executive officers of the Company as a group. There are no persons known to the Company to be the beneficial owners of more than 5% of the outstanding common stock of the Company. The information shown in this table is based on information provided to the Company as of June 7, 2002.

                                                                                      Beneficial Ownership of
                                                                                           Common Stock
                                                                                           ------------
                                                                                                       Percentage
                                                                                       Number of       Outstanding
Name and Address of Beneficial Owner (1)                                                Shares         Shares (2)
----------------------------------------                                                ------         ----------
J. Michael Anderson..........................................................           10,000            1.87
         350 N. Illinois Ave.
         Oak Ridge, TN 37830
Larry Beeman.................................................................           10,200            1.91
         687 Emory Valley Road, Suite B
         Oak Ridge, TN 37830
A. P. Cappiello..............................................................            6,667            1.25
         100 Tulsa Road, Suite 28
         Oak Ridge, TN 37830
Victor I. Dodson.............................................................           24,485            4.58
         335 Warehouse Road
         Oak Ridge, TN 37830
J. Frank Jamison.............................................................           11,000            2.06
         138 Fairbanks Plaza
         Oak Ridge, TN 37830
Terry L. Kerbs...............................................................            9,000            1.68
         12016 Taylors Landing
         Knoxville, TN 37922
Thomas D. Moye...............................................................            1,500              *
         12408 Sparta Lane
         Knoxville, TN 37922
Thomas E. Tuck(3)............................................................           21,450            3.96
         401 South Illinois Avenue
         Oak Ridge, TN 37830
W. Robert Witt...............................................................            1,224              *
         9608 Turnbridge Lane
         Knoxville, TN 37922
Directors and executive officers as a group (3) .............................           102,326           19.16
___________________

(1)  Business address.
(2) Based on 534,030 shares issued and outstanding as of March 19, 2002. Includes shares beneficially owned, directly or indirectly, together with associates. Also includes shares held as trustee and held by or as custodian for minor children. Shares subject to options are treated as issued and outstanding for the purpose of computing the percentage owned by such person or group but not for the purpose of computing the percentage owned by any other person or group.
(3)  Includes 6,800 shares issuable upon the exercise of options.

ITEM 5.     DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth the names and certain information, as of December 31, 2001, concerning the directors and executive officers of the Company. Officers serve at the discretion of the Board of Directors. There are no family relationships between the directors and executive officers of the Company. None of the directors or executive officers serves as directors of any other company which has a class of securities registered under, or which is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or any investment company registered under the Investment Company Act of 1940. No director of the Company is a director or executive officer of another bank holding company, bank, savings and loan association, or credit union. The directors and executive officers of the Bank and their occupations for the last five years are as follows:

                                                                                                       Year First
                                                                                                       Elected to
                                                                                                       or Appointed
                                                                                                        Director or
                                                                                                        Executive
              Name and Title                   Age      Business Experience During Past Five Years       Officer
--------------------------------------------------------------------------------------------------------------------
J. Michael Anderson, Director                   59      Owner of Hilltop Enterprises, Inc.            1995
Larry Beeman, Director                          58      Beeman & Johnson Asset Planning               1995
A.P. Cappiello, Director                        38      Attorney                                      1995
Victor I. Dodson, Director                      64      Owner and President, Dodson Moving and
                                                        Storage, Inc.                                 1995
J. Frank Jamison, Chairman of the Board         62      Owner and President, Tele-Sys, Inc.           1995
Terry L. Kerbs                                  54      Advanced Office Systems, President            2001
Dr. Thomas D. Moye, Jr.                         53      Oral Surgeon                                  2001
Thomas E. Tuck Director, President              52      Banker                                        1995
     And Chief Executive Officer
William Robert Witt                             61      Owner and President of Witt Building Materials2001


ITEM 6.       EXECUTIVE COMPENSATION

         The following table sets forth the aggregate compensation paid by the Bank to the Chief Executive Officer of the Bank for services rendered in all capacities during the years ended December 31, 2001, 2000 and 1999. No executive officer's compensation exceeded $100,000 during such years.

         No stock options were granted to any executive officers during 2001.

                                 Summary Compensation Table
                                                                          Other Annual
Name and Principal Position    Year       Salary           Bonus          Compensation
--------------------------------------------------------------------------------------------
Thomas E. Tuck,                 2001  $ 98,475         $       -         $    4,200
Director, President &           2000    90,000            13,230              5,200
Chief Executive Officer         1999    90,000                 -              3,000

         The following table sets forth information regarding stock options held at the end of or exercised in the year ended December 31, 2001 for the executive officer named in the Summary Compensation Table above as of December 31, 2001.

               Aggregated Option/SAR Exercises in Last Fiscal Year
                      And Fiscal Year-End Option/SAR Values

                            Shares
                         acquired on   Value       Securities underlying unexercised     Value of unexercised in-the-money
         Name              exercise     Realized         options at December 31           options at December 31, 2001(1)
         ----              --------     --------         ----------------------           -------------------------------
                                                     Exercisable      Unexercisable     Exercisable    Unexercisable
                                                     -----------      -------------     -----------    -------------
Tom Tuck...........            -0-         -0-          6,800              600         $ 6,800             $600
_____________________

(1)    Based on recent trades of which management is aware of  $17 per share.

ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Some directors and officers of the Company are customers of the Bank and have had and expect to have loan transactions with the Bank in the ordinary course of business. In addition, some of the directors and officers of the Company are at present, as in the past, affiliated with businesses which are customers of the Bank and which have had and expect to have loan transactions with the Bank in the ordinary course of business. These loans were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties. In the opinion of the Board of Directors, these loans do not involve more than a normal risk of collectibility or present other unfavorable features.

ITEM 8.       DESCRIPTION OF SECURITIES

         The Company is authorized by its Amended and Restated Charter to issue a maximum of 5,000,000 shares of Common Stock, $1.00 par value per share and 2,000,000 shares of Preferred Stock, no designated par value. The outstanding shares of the Company's common stock are fully paid and non-assessable.

         The following is a summary of certain rights and provisions of the Company's common stock. This summary does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Charter of the Company and the Tennessee Business Corporation Act.


Dividend Rights and Limitations on Payment of Dividends. Under the Amended and Restated Charter and Bylaws of the Company, the holders of the Company's common stock are entitled to receive, pro rata, such dividends and other distributions as and when declared by the Board of Directors of the Company out of assets and funds legally available therefor. The payment of dividends by the Company depends to a great extent on the ability of the Bank to pay dividends. The FDIA prohibits any dividend payments by a bank if the bank is in default in the payment of any assessment due the FDIC. The Bank has paid all assessments due and anticipates doing so in the future. The Bank may not declare dividends in any calendar year that exceeds the total of its net income of that year combined with its retained net income of the preceding two years without the approval of the TDFI. Also, despite the availability of net or accumulated earnings in later years of operations and the capacity to maintain capital at levels required by governmental regulation, the directors of the Company may choose to retain all earnings for the operation of the business.


Voting Rights. The holders of Company's common stock are entitled to one vote per share on all matters presented for a shareholder vote. There is no provision for cumulative voting. A set of bylaws has been adopted for the guidance and control of the Company. Amendments to the Bylaws may be adopted by majority vote of the directors or shareholders.

Board of Directors. The business of the Company is controlled by a Board of Directors, which is elected annually by a majority vote of the shareholders. Shareholders will be required to state nominations for directors in writing and file such nominations with the secretary of the Company. To be timely, nominations for directors must be mailed and received at the principal office of the Company not less than 120 days prior to the meeting at which directors are to be elected. Any vacancies in the Board of Directors and any newly created directorships may be filled by a majority vote of the directors then in office. The Board is comprised of 9 directors. The number of directors serving on the Board may be changed by a resolution adopted by the affirmative vote of the majority of the entire Board of Directors. Each director shall serve until his or her successor is elected and qualified or until his or her earlier death, resignation, or removal.

Liquidation Rights. Upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of the Company, after the payment in full of its debts and other liabilities, the remainder of its assets, if any, are to be distributed pro rata among the holders of Company's common stock. Subject to any required regulatory approvals, the Board of Directors of the Company, at their discretion, may authorize and issue debt obligations, whether or not subordinated, without prior approval of the shareholders, thereby further depleting the liquidation value of the common stock.

Preemptive Rights. The holders of Company's common stock have preemptive rights to purchase additional shares offered by the Company in the future. That is, the Company may sell additional common stock to nonshareholders only after first offering to each then-current shareholder the right to purchase the same percentage of such newly offered shares as is the shareholder's percentage of the then-outstanding common stock of the Company.

Redemption. The Company's common stock may not be redeemed except upon consent of both the shareholders and the Company.

Conversion Rights. The holders of Company's common stock have no conversion rights.

Liability to Further Calls or to Assessments by the Company. The Company's common stock is not subject to liability for further calls or to assessments by the Company.

Preferred Stock

         The Amended and Restated Charter of the Company authorizes the issuance by the Company of up to 2,000,000 shares of Preferred Stock, no designated par value. The Preferred Stock may be issued by vote of the Board of Directors without shareholder approval. Shareholders of Company's common stock do not have preemptive rights to purchase preferred stock of the Company. The Preferred Stock may be issued in one or more classes and series, with such designations, full or limited voting rights (or without voting rights), redemption, conversion or sinking fund provisions, dividend rates or provisions, liquidation rights, and other preferences and limitations as the Board of Directors may determine in the exercise of its business judgment. The Preferred Stock may be issued by the Board of Directors for a variety of reasons. The Company has no present plans to issue any of its Preferred Stock.

         The Preferred Stock could be issued in public or private transactions in one or more (isolated or series of) issues. The shares of any issue of Preferred Stock could be issued with rights, including voting, dividend, and liquidation features, superior to those of any issue or class of shares. The issuance of shares of the Preferred Stock could serve to dilute the voting rights or ownership percentage of holders of the Company's common stock (or any other shares). The issuance of shares of the Preferred Stock might also serve to deter or block any attempt to obtain control of the Company or to facilitate any such attempt.


Stock Option Plan

         Under the 2002 Incentive and Nonqualified Stock Option Plan for Employees of Tennessee Valley Financial Holdings, Inc. and Its Subsidiaries (the "Stock Option Plan"), the Board of Directors of the Company is authorized to issue to employees of the Company and the Bank stock options for up to a number of shares that is the lesser of (a) 20% of the issued and outstanding shares or
(b)213,612 shares of the Company's common stock. The Stock Option Plan is intended to provide incentives to, and rewards for, certain employees who have contributed and will continue to contribute to the success of the enterprise. The option prices are determined by the Board of Directors, or a committee thereof, but option prices may not be less than 100% of the fair market value of the common stock on the date the option is granted. All options may be exercised at such times and in such amounts as may be determined at the time of the granting of the options by the Board of Directors, or a committee thereof; provided, however, that no options may be exercised later than ten years after the date upon which they were granted.

         Options may be exercised within 30 days, or such longer period as the Board may determine, after retirement, resignation, or termination of the option holder's employment or service with the Bank or the Company, but only to the extent that they had become exercisable at retirement, resignation or termination. Any unexercised options shall expire in the event of an option holder's retirement or dismissal or otherwise as described above. Under certain circumstances involving change of control of the Company, the Board of Directors may accelerate the exercise and termination of the option. No awards can be made under the Stock Option Plan after February 2012. Currently there are no outstanding options granted under the Stock Option Plan.

PART II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS


         There is no established market for the common stock of the Company. There is no significant likelihood that any such market will develop in the future. There has been isolated trading of the common stock where shareholders wishing to transfer shares would do so in individually negotiated transactions. The following table shows a range of high and low sales prices, to the best of management's knowledge, for the Bank's common stock prior to the consummation of the share exchange and the Company's common stock after the consummation of the share exchange for the periods indicated.

                                                  High              Low
2000:
         First Quarter.........................  $16.00            $12.00
         Second Quarter........................   16.00             12.00
         Third Quarter.........................    (1)                (1)
         Fourth Quarter........................    (1)                (1)
2001:
         First Quarter.........................  $15.00            $12.00
         Second Quarter........................   16.00             16.00
         Third Quarter.........................   17.00             17.00
         Fourth Quarter........................   17.00             17.00
2002:
         First Quarter.........................  $17.00            $17.00
         Second Quarter........................   17.00             17.00
______________
         (1) Management is unaware of any trades in the shares of its common stock for the period indicated.

The payment of cash dividends is subject to the discretion of the Company's board of directors. The Company's ability to pay dividends is dependent on cash dividends paid to it by the Bank. The ability of the Bank to pay dividends to the Company is restricted by applicable regulatory requirements. For more information on these restrictions, please see ITEM 1 "Description of Business - Payment of Dividends". The Company has never paid cash dividends and does not anticipate that it will be paying cash dividends in the foreseeable future. No assurances can be given that any dividend will be declared or, if declared, what the amount of such dividend would be or whether such dividends would continue in future periods.

        Options convertible into 14,600 shares of common stock were outstanding as of December 31, 2001. All shares of common stock held by the Company's executive officers and directors can be sold pursuant to Rule 144 of the Securities Act of 1933. As of June 7, 2002, the Company's executive officers and directors beneficially owned 102,326 shares of the Company's common stock, including shares issuable upon the exercise of options. The Company is not presently publicly offering shares of common stock and has not proposed to publicly offer shares of common stock which could have a material effect on the market price of the Company's common stock. As of June 7, 2002, the Company had approximately 778 shareholders of record and 534,030 shares of common stock outstanding.


ITEM 2.  LEGAL PROCEEDINGS

         There are no pending legal proceedings to which the Company or the Bank is a party or to which any of their properties are subject.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Neither the Company nor the Bank has had any disagreements with its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         The Company sold 100 shares of its common stock, $1.00 par value, to Thomas E. Tuck for an aggregate purchase price of $100 on February 15, 2002 pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933 and other exemptions from registration. These shares were issued for the purpose of organizing the Company prior to the approval of the Company's acquisition of the Bank pursuant to the Plan of Share Exchange. All shares issued in this transaction were redeemed by the Company for the same purchase price upon consummation of the share exchange.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 48-18-501, et seq. of the Tennessee Business Corporation Act provides for the indemnification of the directors and officers of the Company for liability and expenses incurred by them in connection with any civil, criminal, or administrative claim or proceeding in which they may become involved by reason of being a director or officer of the Company, or by service, at the request of the Company, as a director, officer, partner, trustee, employee, or agent of other companies in which the Company is a shareholder, creditor, or is otherwise interested. The section applies to both civil and criminal actions (including civil actions brought as derivative actions by or in the right of the Company) and permits indemnification if the director acted in a manner he or she believed to be in good faith, or not opposed to the best interest of the Company, and, in addition, in criminal actions, if he or she had no reasonable cause to believe the conduct to be unlawful. The Company may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

         Section 48-18-503 of the Tennessee Business Corporation Act provides that the Company shall indemnify a director who was wholly successful, on the merits or otherwise, in a defense of any proceeding to which the director was a party because the director is or was a director of a corporation against reasonable expenses incurred by the director in connection with the proceeding. The corporation may advance reasonable expenses to a director who is a party to such proceeding under certain enumerated circumstances. A court of competent jurisdiction may order indemnification of a director if the court determines that the director is entitled to mandatory indemnification under the act, or if it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

         Section 48-18-507 provides that the Company may indemnify an officer of the Company who is not a director to the same extent as it indemnifies directors. The Company may purchase and maintain insurance on behalf of its directors and employees.

         The Company's Amended and Restated Charter provides that the Company shall indemnify and advance expenses to its directors, officers, employees, and agents, and shall purchase and maintain insurance, or furnish similar protection on behalf of its directors, officers, employees, and agents to the fullest extent authorized by law.

PART F/S

         The Company is a newly incorporated entity and as such has no financial information other than those costs associated with its formation, the filing of its holding company application and this registration statement. The audited financial statements of the Company's predecessor entity and wholly-owned subsidiary, TNBank, for the years ended December 31, 2001, and 2000, and the unaudited, condensed financial statements for the three months ended March 31, 2002, are attached hereto as an exhibit.


PART III.

ITEM 1.  INDEX OF EXHIBITS


EXHIBIT NO.                    DESCRIPTION OF EXHIBITS
-----------                    -----------------------
3.1                 Amended and Restated  Charter of Tennessee  Valley Financial
                    Holdings, Inc.
3.2                 Bylaws for Tennessee Valley Financial Holdings, Inc.
4                   Specimen Stock  Certificate for Tennessee  Valley  Financial
                    Holdings, Inc.
5                   Opinion of Baker,  Donelson,  Bearman &  Caldwell  regarding legality
10.1                2002  Incentive  and  Nonqualified  Stock  Option  Plan  for
                    Employees of Tennessee Valley Financial  Holdings,  Inc. and
                    its Subsidiaries
21                  Subsidiaries of Registrant
23.1                Consent of Certified Public Accountants
23.2                Consent of Counsel
99.1*               Financial Statements of TNBank



___________________
* filed herewith

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: July 31, 2002                   TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.


                                       By: /s/ Thomas E. Tuck
                                       ----------------------
                                       Thomas E. Tuck
                                       President

                                                                    EXHIBIT 99.1
                          INDEX TO FINANCIAL STATEMENTS

                                     TNBANK

FINANCIAL STATEMENTS                                                      PAGE

Independent Auditor's Report..............................................F-2

Balance Sheets at December 31, 2001 and 2000..............................F-3

Statements of Income
for the years ended December 31, 2001, 2000 and 1999......................F-4

Statements of Comprehensive Income
for the years ended December 31, 2001, 2000 and 1999......................F-5

Statements of Changes in Shareholders' Equity
for the three years ended December 31, 2001...............................F-6

Statements of Cash Flows
for the years ended December 31, 2001, 2000 and 1999......................F-7

Notes to Financial Statements
for the years ended December 31, 2001, 2000 and 1999......................F-9

Condensed Balance Sheets
as of March 31, 2002 and December 31, 2001................................F-25

Condensed Statements of Income
for the three months ended March 31, 2002 and 2001........................F-26

Condensed Statement of Changes in Shareholders' Equity
for the three months ended March 31, 2002.................................F-27

Condensed Statements of Cash Flows
for the three months ended March 31, 2002 and 2001........................F-28

Condensed Statements of Comprehensive Income
for the three months ended March 31, 2002 and 2001........................F-29

Notes to Unaudited Condensed Financial Statements.........................F-30

                          INDEPENDENT AUDITOR'S REPORT



Board of Directors
TNBank
Oak Ridge, Tennessee


We have audited the accompanying balance sheets of TNBank as of December 31, 2001 and 2000 and the related statements of income, comprehensive income, changes in shareholders' equity, and cash flows for the years ended December 31, 2001, 2000, and 1999. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TNBank as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001, 2000, and 1999 in conformity with accounting principles generally accepted in the United States of America.




                                                    /s/ Pugh & Company, P.C.
                                                    ------------------------
                                                    Certified Public Accountants
                                                    Knoxville, Tennessee
                                                    February 1, 2002

                                     TNBANK
                                 BALANCE SHEETS
                                                       As of December 31,            2001                  2000
                                                                               ------------------     ----------------
                                 ASSETS
Cash and Due From Banks                                                     $          2,084,774   $        1,564,354
Federal Funds Sold                                                                             0            4,510,000
                                                                               ------------------     ----------------
   Total Cash and Cash Equivalents                                                     2,084,774            6,074,354
Investment Securities:
 Available for Sale, at Fair Value                                                    14,117,881           12,985,374
 Held to Maturity, at Amortized Cost                                                           0            1,000,000
Loans, Net                                                                            67,114,997           55,162,866
Loans Held for Sale, at Fair Value                                                     2,613,750                    0
Premises and Equipment, Net                                                            3,461,813            2,659,039
Accrued Interest Receivable                                                              544,170              506,542
Prepaid Income Taxes                                                                           0               69,203
Deferred Income Taxes                                                                    168,611              144,449
Prepaid Expenses and Other                                                                55,803               34,981
                                                                               ------------------     ----------------
TOTAL ASSETS                                                                $         90,161,799   $       78,636,808
                                                                               ==================     ================
                         LIABILITIES AND EQUITY
LIABILITIES
 Deposits:
  Demand                                                                    $         33,061,571   $       26,571,187
  Term                                                                                42,769,739           41,701,120
                                                                               ------------------     ----------------
   Total Deposits                                                                     75,831,310           68,272,307

 Advances From Federal Home Loan Bank                                                  6,755,000            3,500,000
 Accrued Interest Payable                                                                407,058              501,185
 Accrued  Income Taxes                                                                    79,585                    0
 Other                                                                                   203,343               92,817
                                                                               ------------------     ----------------
   Total Liabilities                                                                  83,276,296           72,366,309
                                                                               ------------------     ----------------
SHAREHOLDERS' EQUITY
 Common Stock, Par Value $1, Authorized 2,000,000
  Shares; Issued and Outstanding 534,030 Shares in 2001
  and 2000                                                                               534,030              534,030
 Capital in Excess of Par Value                                                        5,242,917            5,242,917
 Retained Earnings                                                                       998,344              471,169
                                                                               ------------------     ----------------
                                                                                       6,775,291            6,248,116
 Accumulated Other Comprehensive Income                                                  110,212               22,383
                                                                               ------------------     ----------------
   Total Shareholders' Equity                                                          6,885,503            6,270,499
                                                                               ------------------     ----------------
TOTAL LIABILITIES AND EQUITY                                                $         90,161,799   $       78,636,808
                                                                               ==================     ================

         The accompanying notes are an integral part of these financial statements.

                                     TNBANK

                              STATEMENTS OF INCOME
                                        For the Years Ended December 31,          2001                2000                1999
                                                                             ----------------    ----------------    ---------------
INTEREST INCOME
 Loans (Including Fees)                                                   $        5,183,424  $       4,640,720   $       3,905,125
 Investment Securities                                                               893,544            787,795             620,604
 Federal Funds Sold                                                                  100,675            144,608             101,025
                                                                             ----------------    ----------------    ---------------
  Total Interest Income                                                            6,177,643          5,573,123           4,626,754

INTEREST EXPENSE                                                                   3,317,777          3,125,756           2,379,187
                                                                             ----------------    ----------------    ---------------
NET INTEREST INCOME                                                                2,859,866          2,447,367           2,247,567

PROVISION FOR LOAN LOSSES                                                            163,500            143,000             193,984
                                                                             ----------------    ----------------    ---------------
NET INTEREST INCOME AFTER PROVISION
 FOR LOAN LOSSES                                                                   2,696,366          2,304,367           2,053,583
                                                                             ----------------    ----------------    ---------------
NONINTEREST INCOME
 Service Charges On Demand Deposits                                                  253,070            220,970             178,797
 Fees on Loans Sold                                                                  243,775             41,748              61,630
 Net Gain (Loss) on Sales of Investment Securities Available for Sale                 12,827             (7,051)                (51)
 Other                                                                                48,279             24,802              19,789
                                                                             ----------------    ----------------    ---------------
  Total Noninterest Income                                                           557,951            280,469             260,165
                                                                             ----------------    ----------------    ---------------
NONINTEREST EXPENSE
 Salaries and Employee Benefits                                                    1,186,585          1,026,885             933,853
 Occupancy Costs                                                                     296,357            240,556             210,706
 Furniture and Equipment Depreciation
  and Maintenance                                                                    126,956             97,670              77,921
 Data Processing Fees                                                                204,002            163,514             152,555
 Office Supplies and Postage                                                         137,740            112,414             106,902
 Advertising and Promotion                                                           102,491             98,646              92,739
 Legal and Professional                                                               64,083             60,866              81,503
 Other                                                                               339,161            244,560             221,705
                                                                             ----------------    ----------------    ---------------
  Total Noninterest Expense                                                        2,457,375          2,045,111           1,877,884
                                                                             ----------------    ----------------    ---------------
NET INCOME BEFORE INCOME TAXES                                                       796,942            539,725             435,864

INCOME TAXES                                                                         269,767            150,472             126,961
                                                                             ----------------    ----------------    ---------------
NET INCOME                                                                $          527,175  $         389,253   $         308,903
                                                                             ================    ================    ===============
EARNINGS PER SHARE:
 Basic                                                                    $             0.99  $            0.73   $            0.58
                                                                             ================    ================    ===============
 Assuming Dilution                                                        $             0.99  $            0.73   $            0.57
                                                                             ================    ================    ===============

         The accompanying notes are an integral part of these financial statements.

                                     TNBANK

                       STATEMENTS OF COMPREHENSIVE INCOME








                                For the Years Ended December 31,         2001             2000              1999
                                                                     -------------     ------------     -------------
  NET INCOME                                                      $      527,175    $     389,253    $      308,903
                                                                     -------------     ------------     -------------
  OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
   Unrealized Gains (Losses) on Investment Securities Available          152,238          262,152          (236,967)
  for Sale

   Reclassification Adjustment for Net (Gains) Losses Included
    in Net Income                                                        (12,827)           7,050                50

   Income Taxes Associated With Unrealized Gains/Losses on
  Investment
    Securities Available for Sale                                        (51,582)        (102,298)           90,029
                                                                     -------------     ------------     -------------
   Other Comprehensive Income (Loss),  Net of Tax                         87,829          166,904          (146,888)
                                                                     -------------     ------------     -------------
  COMPREHENSIVE INCOME                                            $      615,004    $     556,157    $      162,015
                                                                     =============     ============     =============















         The accompanying notes are an integral part of these financial statements.



                                     TNBANK


                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                   For the Three Years Ended December 31, 2001



                                                                                               Accumulated
                                                         Capital in          Retained             Other                Total
                                          Common          Excess of          Earnings         Comprehensive        Shareholders'
                                          Stock           Par Value         (Deficit)         Income (Loss)           Equity
                                       -------------    --------------     -------------    ------------------    ----------------
BALANCES (DEFICIT),
 JANUARY 1, 1999                    $       529,363  $      5,177,579   $     (226,987)  $              2,367  $        5,482,322

Net Income                                        0                 0           308,903                     0             308,903

Other Comprehensive Loss                          0                 0                 0             (146,888)           (146,888)
                                       -------------    --------------     -------------    ------------------    ----------------
BALANCES, DECEMBER 31, 1999                 529,363         5,177,579            81,916             (144,521)           5,644,337

Net Income                                        0                 0           389,253                     0             389,253

Common Stock Options Exercised
 (2,500 Shares at $15 Per Share)              2,500            35,000                 0                     0              37,500

Common Stock Options Converted
 To Common Stock (6,500 in Options
 for 2,167 Shares)                            2,167            30,338                 0                     0              32,505

 Other Comprehensive Income                       0                 0                 0               166,904             166,904
                                       -------------    --------------     -------------    ------------------    ----------------
BALANCES, DECEMBER 31, 2000                 534,030         5,242,917           471,169                22,383           6,270,499

Net Income                                        0                 0           527,175                     0             527,175

Other Comprehensive Income                        0                 0                 0                87,829              87,829
                                       -------------    --------------     -------------    ------------------    ----------------
BALANCES, DECEMBER 31, 2001         $       534,030  $      5,242,917   $       998,344  $            110,212  $        6,885,503
                                       =============    ==============     =============    ==================    ================


         The accompanying notes are an integral part of these financial statements.


                                     TNBANK
                            STATEMENTS OF CASH FLOWS
                                        For the Years Ended December 31,     2001                 2000                1999
                                                                         ----------------     ----------------    ----------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net Income                                                              $    527,175         $    389,253        $    308,903
                                                                         ----------------     ----------------    ----------------
Adjustments to Reconcile Net Income to Net
 Cash Provided by Operating Activities:
  Provision for Loan Losses                                                   163,500              143,000             193,984
  Depreciation                                                                123,181               57,022              66,288
  Loss on Sales of Premises and Equipment                                       2,514                    0                   0
  Conversion of Stock Options - Charged to Compensation Expense                     0               32,505                   0
  Deferred Income Tax Benefit                                                 (75,744)             (16,160)            (76,915)
  Increase (Decrease) in Unearned Loan Fees                                    44,324               26,436             (31,512)
  Net Amortization of Premiums and Discounts on Investment
   Securities                                                                 (24,211)             (10,194)             23,218
  FHLB Stock Dividends                                                        (19,900)             (15,600)             (9,900)
  Net (Gain) Loss on Sales of Investment
   Securities Available for Sale                                              (12,827)               7,050                  50
  Fees on Loans Sold                                                         (230,930)             (13,493)            (61,630)
  Loss on Sales of Foreclosed Real Estate, Net                                      0                    0                 773
  (Increase) in Accrued Interest Receivable                                   (37,628)             (97,128)            (47,553)
  (Increase) Decrease in Prepaid Expenses and Other                           (20,822)              30,989             (43,965)
  (Increase) Decrease in Prepaid Income Taxes                                  69,203              (69,203)             26,939
  Increase (Decrease) in Accrued Interest Payable                             (94,127)             178,291              16,600
  Increase (Decrease) in Accrued Income Taxes                                  79,585             (203,562)            203,562
  Increase (Decrease) in Other Liabilities                                    110,526              (57,010)             74,474
                                                                         ----------------     ----------------    ----------------
   Total Adjustments                                                           76,644               (7,057)            334,413
                                                                         ----------------     ----------------    ----------------
    Net Cash Provided by Operating Activities                                 603,819              382,196             643,316
                                                                         ----------------     ----------------    ----------------

CASH FLOWS FROM INVESTING ACTIVITIES
Investment Securities Available for Sale:
  Sales                                                                     1,114,035              740,156           1,918,752
  Purchases                                                                (6,611,128)          (4,742,688)         (7,857,738)
  Maturities                                                                2,550,000            1,175,000             650,000
  Principal Repayments Received                                             2,010,935              753,004           1,043,845
 Investment Securities Held to Maturity:
  Maturities                                                                1,000,000                    0           1,300,000
 Net Increase in Loans                                                    (12,159,955)          (7,314,427)         (8,769,119)
 New Loans Originated for Sale                                            (18,060,970)          (1,214,657)         (2,186,758)
 Proceeds From Sales of Loans                                              15,678,150            1,374,900           2,101,638
 Purchases of Premises and Equipment                                         (928,469)          (1,689,448)           (212,858)
 Proceeds From Sales of Foreclosed Real Estate                                      0                    0              30,000
                                                                         ----------------     ----------------    ----------------
    Net Cash Used in Investing Activities                                 (15,407,402)         (10,918,160)        (11,982,238)
                                                                         ----------------     ----------------    ----------------

CASH FLOWS FROM FINANCING ACTIVITIES
 Net Increase in Deposits                                                   7,559,003           10,667,152           9,663,171
 Advances From Federal Home Loan Bank                                       3,255,000            1,500,000           1,000,000
 Proceeds From Issuance of Common Stock                                             0               37,500                   0
                                                                         ----------------     ----------------    ----------------
    Net Cash Provided by Financing Activities                              10,814,003           12,204,652          10,663,171
                                                                         ----------------     ----------------    ----------------

         The accompanying notes are an integral part of these financial statements.

                                     TNBANK

                                        For the Years Ended December 31,    2001                 2000                1999
                                                                        ----------------    -----------------    ----------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                      (3,989,580)           1,668,688            (675,751)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                             6,074,354            4,405,666           5,081,417
                                                                        ----------------    -----------------    ----------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                $  2,084,774        $   6,074,354        $  4,405,666
                                                                        ================    =================    ================

Supplementary Disclosure of Cash Flow Information:
 Interest                                                               $  3,411,904        $   2,947,465        $  2,362,587
 Income Taxes                                                           $    197,174        $     417,218        $          0
Supplementary Disclosure of Noncash Investing Activities:
 Change in Unrealized Gain/Loss on Investment Securities
  Available for Sale                                                    $    139,411        $     269,202        $   (236,917)
 Change in Deferred Taxes Associated With Unrealized Gain/Loss on
  Investment Securities Available for Sale                              $    (51,582)       $    (102,298)       $     90,029
 Change in Net Unrealized Gain/Loss on Investment Securities
  Available for Sale                                                    $     87,829        $     166,904        $   (146,888)
 Conversion of 6,500 Stock Options to 2,167 Shares of Stock             $          0        $      32,505        $          0












         The accompanying notes are an integral part of these financial statements.

                                     TNBANK
                          NOTES TO FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999
NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - TNBank was incorporated on July 6, 1994 for the purpose of organizing a state-chartered commercial bank and commenced operations on May 30, 1995. TNBank provides a variety of banking services to individuals and businesses through its two offices in Oak Ridge and one office in Knoxville, Tennessee. Its primary deposit products are demand deposits and certificates of deposit, and its primary lending products are commercial business, real estate mortgage, and consumer installment loans.

Reclassifications - Certain items in the 1999 and 2000 financial statements have been reclassified to conform with the 2001 financial statements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans (see below).

Statement of Comprehensive Income - In June 1997 the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting comprehensive income and its components in the financial statements. The object of the statement is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Items included in comprehensive income include revenues and gains and losses that under accounting principles generally accepted in the United States of America are directly charged to equity. Examples include foreign currency translations, pension liability adjustments, and unrealized gains and losses on investment securities available for sale.

Cash and Due From Banks - Cash and due from banks includes balances in four correspondent commercial banks located in the southeastern United States. Balances in correspondent bank accounts in excess of FDIC insurance limits are approximately $152,000 as of December 31, 2001 ($327,000 in 2000).

Federal Funds Sold - Federal funds sold consist of unsecured loans to two correspondent commercial banks located in the southeastern United States. The loans were repaid on the next business day.

Investment Securities - In accordance with SFAS No. 115, the Bank has segregated its investment securities into the following categories:

(a) Held to Maturity - These securities are carried at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income, using the level yield method. In placing securities in this category, management has expressed a positive intent and ability to hold such securities until they mature. The Bank has placed certain U.S. Treasury Securities and Obligations of U.S. Government Corporations and Agencies in its held to maturity portfolio.

(b) Available for Sale - All other debt securities and all equity securities have been placed in this category. These securities are carried at fair value based on quoted market prices for securities that are marketable. Fair value for nonmarketable securities is estimated to be equivalent to historical cost. Securities may be sold in response to changes in interest rates, liquidity needs, and for other purposes. Any unrealized gain or loss is reported in the statements of comprehensive income, net of any deferred tax effect. Realized gains and losses on the sales of investment securities available for sale are based on the net proceeds and amortized cost of the securities sold, using the specific identification method.

Recognition of Interest on Loans - Interest on loans is calculated using the simple interest method on the principal outstanding. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful.

Allowance for Loan Losses - The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated future cash flows. Because of uncertainties associated with regional economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that management's estimate of credit losses inherent in the loan portfolio and the related allowance may change materially in the near term. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

Loan Fees - Loan fees on long-term real estate loans, net of initial direct costs related to initiating and closing the loans, have been deferred and are being amortized into interest income over the remaining lives of the loans as an adjustment of yield using the interest method.

Loans Held for Sale - Loans held for sale are stated at fair value, which approximates book value as of December 31, 2001.

Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method using estimated useful lives of three to forty years.

Advertising and Promotion - Advertising and promotion costs are expensed as incurred.

Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of the allowance for loan losses, accumulated depreciation, and the conversion from the accrual basis of accounting for financial reporting purposes to the cash basis of accounting for tax reporting. The deferred tax assets and liabilities, which are recorded net of a valuation allowance, represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled. See Note 10 for additional information.

Earnings Per Share - Earnings per share is based on the following for the years ended December 31:

                                                                           2001                 2000                 1999
                                                                      ----------------     ----------------    -----------------
Weighted Average Number of Shares Outstanding
 Used for Basic Calculation                                                   534,030              532,297              529,363
Effect of Dilutive Stock Options                                                  442                    0               11,629
                                                                      ----------------     ----------------    -----------------
 Number of Shares Used for Calculation Assuming Dilution                                           532,297              540,992
                                                                      ================     ================    =================

Stock options awarded to key employees to purchase 14,600 shares of common stock at $16 per share were not considered dilutive in 2000 and 1999 because the options' exercise price was greater than the average market price of the common shares for the corresponding period.

NOTE 2 - INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities are as follows:

                                                                       Investment Securities Available for Sale
                                                        ------------------------------------------------------------------------
                                                                               Gross              Gross             Estimated
                                                          Amortized          Unrealized         Unrealized            Fair
                                                             Cost              Gains              Losses              Value
                                                        ---------------    ---------------    ---------------     --------------
December 31, 2001:
 Debt Securities:
  U.S. Treasury Securities and Obligations of
   U.S. Government Corporations and Agencies         $       3,728,387  $          63,397  $         (2,375)   $      3,789,409
  Mortgage-Backed and Related Securities                     5,920,864             78,743           (11,892)          5,987,715
  Obligations of States and
   Political Subdivisions                                    3,091,345             42,240           (30,837)          3,102,748
  Corporate Debt Securities                                    799,271             36,238                  0            835,509
                                                        ---------------    ---------------    ---------------     --------------
    Total Debt Securities                                   13,539,867            220,618           (45,104)         13,715,381
 Equity Securities:
  Federal Home Loan Bank Stock, at Cost                        402,500                  0                  0            402,500
                                                        ---------------    ---------------    ---------------     --------------
                                                     $      13,942,367  $         220,618  $        (45,104)   $     14,117,881
                                                        ===============    ===============    ===============     ==============


                                                                       Investment Securities Available for Sale
                                                        ------------------------------------------------------------------------
                                                                               Gross              Gross             Estimated
                                                          Amortized          Unrealized         Unrealized            Fair
                                                             Cost              Gains              Losses              Value
                                                        ---------------    ---------------    ---------------     --------------
December 31, 2000:
 Debt Securities:
  U.S. Treasury Securities and Obligations of
   U.S. Government Corporations and Agencies         $       5,322,211  $          31,075  $        (52,486)   $      5,300,800
  Mortgage-Backed and Related Securities                     5,095,820             25,840           (13,906)          5,107,754
  Obligations of States and
   Political Subdivisions                                    1,504,278             34,308                  0          1,538,586
  Corporate Debt Securities                                    797,362             11,272                  0            808,634
                                                        ---------------    ---------------    ---------------     --------------
    Total Debt Securities                                   12,719,671            102,495           (66,392)         12,755,774
 Equity Securities:
  Federal Home Loan Bank Stock, at Cost                        229,600                  0                  0            229,600
                                                        ---------------    ---------------    ---------------     --------------
                                                     $      12,949,271  $         102,495  $        (66,392)   $     12,985,374
                                                        ===============    ===============    ===============     ==============


                                      F-12

                                                                        Investment Securities Held to Maturity
                                                        ------------------------------------------------------------------------
                                                                               Gross              Gross             Estimated
                                                          Amortized          Unrealized         Unrealized            Fair
                                                             Cost              Gains              Losses              Value
                                                        ---------------    ---------------    ---------------     --------------
December 31, 2000:
 Debt Securities:
  U.S. Treasury Securities and Obligations of
   U.S. Government  Corporations and Agencies        $       1,000,000  $               0  $         (2,435)   $        997,565
                                                        ===============    ===============    ===============     ==============


The amortized  cost and estimated  fair value of debt  securities as of December
31, 2001, by contractual maturity, are as follows:


                                                                                                     Available for Sale
                                                                                              ----------------------------------
                                                                                                                    Estimated
                                                                                                Amortized             Fair
                                                                                                   Cost               Value
                                                                                              ---------------     --------------

Due in One Year or Less                                                                    $       1,072,560   $      1,094,755
Due After One Year Through
 Five Years                                                                                        1,917,143          1,993,606
Due After Five Years Through
 Ten Years                                                                                         3,803,686          3,844,395
Due After Ten Years                                                                                6,746,478          6,782,625
                                                                                              ---------------     --------------
                                                                                           $      13,539,867   $     13,715,381
                                                                                              ===============     ==============

For purposes of the maturity table, mortgage-backed and related securities, which are not due at a single maturity date, have been allocated over maturity groupings based on their contractual maturities. The mortgage-backed and related securities may mature earlier than their contractual maturities because of principal prepayments.

Proceeds from sales of investment securities classified as available for sale totaled $1,114,035 during the year ended December 31, 2001 ($740,156 in 2000 and $1,918,752 in 1999). Gross gains of $12,827 ($0 in 2000 and $3,617 in 1999) and gross losses of $0 ($7,050 in 2000 and $3,667 in 1999) were realized by the Bank during the year ended December 31, 2001. The Bank did not sell any investment securities classified as held to maturity during the years ended December 31, 2001, 2000 and 1999. In addition, the Bank did not transfer any investment securities between categories during the years ended December 31, 2001, 2000 and 1999.

Investments with a total estimated fair value (which approximates book value) of approximately $3,405,000 as of December 31, 2001 ($1,500,000 in 2000) were pledged to secure deposits of public and private funds.


NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES

The Bank provides mortgage, commercial, and consumer lending services to businesses and individuals primarily in the Anderson and Knox County areas. A summary of loans as of December 31, 2001 and 2000 is as follows:

                                                                                                2001                 2000
                                                                                           ----------------    -----------------
Loans Secured by Real Estate:
 Commercial Properties                                                                  $        5,604,976  $         5,481,512
 Construction and Land Development                                                               5,350,935            4,019,480

 Residential and Other Properties                                                               27,562,265           22,927,462
                                                                                           ----------------    -----------------
  Total Loans Secured by Real Estate                                                            38,518,176           32,428,454

Commercial and Industrial Loans                                                                 14,086,253           11,969,174
Consumer Loans and Other                                                                        15,412,480           11,505,689
                                                                                           ----------------    -----------------
                                                                                                68,016,909           55,903,317
Less:  Allowance for Loan Losses                                                                 (811,488)            (694,351)
           Unearned Loan Fees                                                                     (90,424)             (46,100)
                                                                                           ----------------    -----------------
                                                                                        $       67,114,997  $        55,162,866
                                                                                           ================    =================


Loans held for sale represent individual real estate loans originated for the purpose of selling the loans to one of several third party purchasers with which the Bank does business. These loans are sold without recourse and the Bank retains the loan origination fees and service release premiums.


In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. These financial instruments are recorded in the financial statements when they become payable. Outstanding letters of credit were approximately $633,000 as of December 31, 2001 ($278,000 as of December 31, 2000). Unadvanced lines of credit and commitments to extend credit were approximately $15,075,000 as of December 31, 2001 ($10,109,000 as of December 31, 2000). Of the total outstanding letters of credit and unadvanced lines and commitments as of December 31, 2001 approximately $13,188,000, were secured, primarily by real estate ($7,071,000 in 2000).

From time to time, the Bank provides credit to its executive officers, directors, and their affiliates. Such transactions are made on the same terms as those prevailing for comparable transactions with other borrowers and do not represent more than a normal risk of collection. Loans to executive officers, directors, and their affiliates are as follows:

                                                                                                2001                 2000
                                                                                           ----------------    -----------------
Loans at Beginning of Year                                                              $          909,074  $           688,445
 Disbursements                                                                                   1,357,763              539,935
 Repayments                                                                                      1,473,371              319,306
                                                                                           ----------------    -----------------
Loans at End of Year                                                                    $          793,466  $           909,074
                                                                                           ================    =================


The transactions in the allowance for loan losses are as follows:

                                                                           2001                 2000                 1999
                                                                      ----------------     ----------------    -----------------
Balance, Beginning of Year                                         $         694,351    $         662,101   $          482,430
Charge-offs                                                                  (50,785)            (113,160)             (43,510)
Recoveries                                                                     4,422                2,410               29,197
Provision - Charged to Expense                                               163,500              143,000              193,984
                                                                      ----------------     ----------------    -----------------
Balance, End of Year                                               $         811,488    $         694,351   $          662,101
                                                                      ================     ================    =================

The Bank had approximately $346,000 in 2001 ($49,000 in 2000) of loans past due ninety days or more and still accruing interest, and approximately $145,000 in loans on which the accrual of interest had been discontinued as of December 31, 2001 ($595,000 in 2000).

As of December 31, 2001, the Bank had approximately $200,000 in loans specifically classified as impaired ($689,000 in 2000). The allowance for loan losses related to impaired loans amounted to approximately $45,000 as of December 31, 2001 ($143,000 in 2000).

NOTE 4 - PREMISES AND EQUIPMENT

A summary of premises and equipment is as follows:

                                                                                                2001                 2000
                                                                                           ----------------    -----------------
Land                                                                                    $        1,148,074  $           850,360
Buildings                                                                                        1,971,523                    0
Leasehold Improvements                                                                              11,436               66,640
Furniture, Fixtures, and Equipment                                                                 692,502              410,986
Construction in Progress - Main Office                                                                   0            1,624,798
                                                                                           ----------------    -----------------
                                                                                                 3,823,535            2,952,784
Less Accumulated Depreciation                                                                      361,722              293,745
                                                                                           ----------------    -----------------
                                                                                        $        3,461,813  $         2,659,039
                                                                                           ================    =================

NOTE 5 - ACCRUED INTEREST RECEIVABLE

A summary of accrued interest receivable is as follows:

                                                                                                 2001                 2000
                                                                                            ----------------    -----------------
Investment Securities                                                                    $          158,350  $           163,156
Loans                                                                                               385,820              343,386
                                                                                            ----------------    -----------------
                                                                                         $          544,170  $           506,542
                                                                                            ================    =================

NOTE 6 - DEPOSITS



A summary of deposits is as follows:

                                                                                                 2001                 2000
                                                                                            ----------------    -----------------
Demand Deposits:
 Noninterest-Bearing Accounts                                                            $        5,573,367  $         5,358,639
 NOW and MMDA Accounts                                                                           26,139,861           20,013,173
 Savings Accounts                                                                                 1,348,343            1,199,375
                                                                                            ----------------    -----------------
  Total Demand Deposits                                                                          33,061,571           26,571,187
                                                                                            ----------------    -----------------

Term Deposits:
 Less Than $100,000                                                                              30,118,621           29,973,382
 $100,000 or More                                                                                12,651,118           11,727,738
                                                                                            ----------------    -----------------
  Total Term Deposits                                                                            42,769,739           41,701,120
                                                                                            ----------------    -----------------
                                                                                         $       75,831,310  $        68,272,307
                                                                                            ================    =================

As of December 31, 2001, the scheduled maturities of certificates of deposits are as follows:

           2002                                       $        25,063,959
           2003                                                13,404,152
           2004                                                 1,821,434
           2005                                                 1,727,954
           2006 and thereafter                                    752,240
                                                          ----------------
                                                      $        42,769,739
                                                          ================


NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE



The bank sold certain investment securities with agreements to repurchase primarily on an overnight basis to selected depositors throughout the 2001 year. The balances as of December 31, 2001 and 2000 were $0 and $0, respectively.

Securities sold under agreements to repurchase averaged approximately $547,000 and $0 during 2001 and 2000, respectively. The maximum amounts outstanding at any month-end during 2001 and 2000 were approximately $2,092,000 and $0, respectively.


NOTE 8 - ADVANCES FROM FEDERAL HOME LOAN BANK


In 1997, the Bank obtained advances from the Federal Home Loan Bank of Cincinnati (FHLB) with interest payable monthly at 6.32% to 6.75% and maturity in 2002. In 2000, the Bank obtained additional advances from the FHLB with interest payable monthly at 1.90% to 6.22% and maturities in 2009 and 2010. The Bank also obtained additional advances from the FHLB in 2001 with interest payable monthly at 3.60% to 5.09% and maturities in 2011. Interest expense associated with the advances from the FHLB totaled $239,599 for the year ended December 31, 2001 (131,447 in 2000 and $80,527 in 1999). Pursuant to collateral agreements with the FHLB, the advances are secured by the Bank's FHLB stock and certain first mortgage loans. Also, during 2001, the Bank entered into a Cash Management Advance (CMA) agreement with the FHLB with maximum borrowings of $6,000,000 expiring in July 2002. The Bank selected a variable rate of interest on each 90-day advance.

NOTE 9 - INTEREST EXPENSE

A summary of interest expense is as follows:

                                                                           2001                 2000                 1999
                                                                      ----------------     ----------------    -----------------
NOW and MMDA Accounts                                             $           572,163  $           625,732  $           495,710
Savings Accounts                                                               20,391               20,134               20,167
Term Deposits                                                               2,453,750            2,348,443            1,782,458
FHLB Advances and Repurchase Agreements                                       271,473              131,447               80,852
                                                                      ----------------     ----------------    -----------------
 Total Interest Expense                                           $         3,317,777  $         3,125,756  $         2,379,187
                                                                      ================     ================    =================

NOTE 10 - INCOME TAXES

Income taxes as shown in the statements of income differ from the amounts computed using the statutory federal income tax rate as follows:

                                                2001                            2000                             1999
                                    -----------------------------    ----------------------------     ----------------------------
                                                      Percent                          Percent                          Percent
                                                         of                              of                               of
                                                       Pretax                          Pretax                           Pretax
                                      Amount           Income          Amount          Income           Amount          Income
                                    ------------    -------------    ------------    ------------     ------------    ------------
Federal income tax at
 statutory rate                  $      270,960         34.0 %   $      183,507         34.0 %     $     148,194           34.0 %
Change in deferred tax
 valuation allowance                    (25,219)        (3.1)           (21,308)        (4.0)            (28,922)          (6.6)
State income tax and
 other, net                              24,026          3.0            (11,727)        (2.2)              7,689            1.7
                                    ------------    -------------    ------------    ------------     ------------    ------------
                                 $      269,767         33.9 %   $      150,472         27.8 %     $     126,961           29.1 %
                                    ============    =============    ============    ============     ============    ============
Income taxes consist of:

Current                          $      345,511                  $      166,632                    $     203,876
Deferred (Benefit)                      (75,744)                        (16,160)                         (76,915)
                                    ------------                     ------------                     ------------
                                 $      269,767                  $      150,472                    $     126,961
                                    ============                     ============                     ============


The tax effect of each type of temporary difference and carryfoward that give rise to deferred tax assets and liabilities is as follows:

                                                                                                 2001                 2000
                                                                                            ----------------    -----------------
Deferred Tax Assets:
 Allowance for Loan Losses                                                               $          244,185  $           203,789
 Conversion to Cash Basis                                                                            53,258               30,368
                                                                                            ----------------    -----------------
  Total Deferred Tax Assets                                                                         297,443              234,157
                                                                                            ----------------    -----------------

Deferred Tax Liabilities:
 Depreciation                                                                                        17,265               23,216
 FHLB Stock Dividends                                                                                25,560               16,702
 Discount Accretion                                                                                  13,891                5,339
 Unrealized Holding Gains on Investment Securities Available for Sale                                65,301               13,719
 State Tax                                                                                            6,815                5,513
                                                                                            ----------------    -----------------
  Total Deferred Tax Liabilities                                                                    128,832               64,489
                                                                                            ----------------    -----------------
                                                                                                    168,611              169,668
   Valuation Allowance                                                                                    0             (25,219)
                                                                                            ----------------    -----------------
    Net Deferred Tax Assets                                                              $          168,611  $           144,449
                                                                                            ================    =================

Realization of net deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences are expected to reduce taxable income. The valuation allowance is provided until it is likely that the full amount of net deferred tax assets will be realized.

NOTE 11 - PROFIT SHARING PLAN

Contributions to the profit sharing plan, determined annually at the discretion of the Bank's Board of Directors, were $20,108, $17,258, and $23,100 for the years ended December 31, 2001, 2000, and 1999, respectively.



NOTE 12 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to Risk-Weighted Assets (as defined), and of Tier I capital (as defined) to Average Assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.


As of December 31, 2001, the Bank is categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that date that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table. All amounts are in thousands of dollars.

                                                                                                               To Be Well
                                                                                 To Comply With             Capitalized Under
                                                                                Minimum Capital             Prompt Corrective
                                                         Actual                   Requirements              Action Provisions
                                                 ------------------------    -----------------------     ------------------------
                                                    Amount         Ratio        Amount        Ratio         Amount         Ratio
                                                 ----------    ----------    ----------     --------     ----------    ----------
As of December 31, 2001:
Total Capital
 (to Risk-Weighted Assets)                    $      7,586         11.1%  $      5,462         8.0%   $      6,827         10.0%
Tier I Capital
 (to Risk-Weighted Assets)                    $      6,775          9.9%  $      2,731         4.0%   $      4,096          6.0%
Tier I Capital
 (to Average Assets)                          $      6,775          7.6%  $      4,435         5.0%   $      4,435          5.0%

As of December 31, 2000:
Total Capital
 (to Risk-Weighted Assets)                    $      6,937         12.3%  $      4,498         8.0%   $      5,623         10.0%
Tier I Capital
 (to Risk-Weighted Assets)                    $      6,243         11.1%  $      2,249         4.0%   $      3,374          6.0%
Tier I Capital
 (to Average Assets)                          $      6,243          8.3%  $      3,757         5.0%   $      3,757          5.0%

NOTE 13 - DIRECTORS STOCK OPTIONS AND OTHER BENEFITS

In 1995, the Bank awarded nontransferable stock options to certain directors and advisory directors. These options provided for the purchase of 105,000 shares at a price of $10 per share for options exercised prior to May 23, 1998, and $12 per share for options exercised after May 23, 1998. Additionally the options provided for the conversion of options into shares based on the fair value of the options at the date of conversion. During 2000, 2,500 options were exercised in cash and 2,167 options were converted to shares of stock. Unexercised options totalling 46,833 expired in May 2000.

The Bank has entered into an employment agreement with its president, for a minimum annual salary and other related benefits.

NOTE 14 - KEY EMPLOYEES STOCK OPTION PLAN

In March 1996 the board of directors approved a stock option plan to provide key employees with additional incentive to contribute to the best interests of the Bank. The Plan terminates in ten years, or sooner at the board's discretion. The board of directors also has discretion concerning which eligible persons shall be granted options, the term of each granted option, and the number of shares for which each option shall be granted. Options must be exercised within ten years from the date they are granted and must include a price per share of at least 85% to 110% of the fair value of the Bank's common stock on the date the option is granted. The board of directors has reserved 19,457 shares of common stock for issuance during the term of the Plan. In 1999, the board of directors awarded a total of 14,600 options at an exercise price of $16 per share, 12,700 of which were vested as of December 31, 2001 (10,800 options vested in 2000).


NOTE 15 - LEASE COMMITMENTS/RELATED PARTY

The Bank leases certain office facilities and office equipment. These leases are classified as operating leases and provide for monthly lease payments over 12 to 60 months. Total lease expense under noncancellable operating leases for the years ended December 31, 2001, 2000, and 1999 totaled $55,065, $113,597, and
$85,541, respectively, of which $12,000 was paid to a related party in 2001 ($48,000 in 2000 and $41,600 in 1999). The Bank no longer leases any office facilities from a related party with the completion of the new main office facility in 2001.

Future minimum rental payments under all noncancellable operating leases as of December 31, 2001 are as follows:



           2002                             $          18,273
           2003                                         4,315
           2004                                         3,756
           2005                                         3,756
           2006                                         3,130
                                               ---------------
                                            $          33,230
                                               ===============

NOTE 16 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

The Bank's primary business activity is with customers located within East Tennessee. As of December 31, 2001, the Bank had concentrations of loans secured by commercial properties and residential and other properties. The usual risk associated with such concentrations is generally mitigated by being spread over several hundred unrelated borrowers and by adequate collateral loan-to-value ratios.



NOTE 17 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments (SFAS No. 107), which requires the Bank to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statements of financial condition, for which it is practicable to estimate fair value.

According to SFAS No. 107, a financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that both: (1) imposes on one entity a contractual obligation to deliver cash or another financial instrument to a second entity, or to exchange other financial instruments on potentially unfavorable terms with the second entity, and (2) conveys to that second entity a contractual right to receive cash or another financial instrument from the first entity, or to exchange other financial instruments on potentially favorable terms with the first entity.

SFAS No. 107 also states that the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Quoted market prices in an active market, if available, are the best evidence of the fair value of financial instruments. For financial instruments that do not trade regularly, management's best estimate of fair value is based on either the quoted market price of a financial instrument with similar characteristics or on valuation techniques such as the present value of estimated future cash flows using a discount rate commensurate with the risks involved.

For the Bank, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined above. However, a large majority of those assets and liabilities do not have an active trading market nor are their characteristics similar to other financial instruments for which an active trading market exists. In addition, it is the Bank's practice and intent to hold the majority of its financial instruments to maturity and not to engage in trading or sales activities. Therefore, much of the information as well as the amounts disclosed below are highly subjective and judgmental in nature. The subjective factors include estimates of cash flows, risk characteristics, credit quality, and interest rates, all of which are subject to change. Because the fair value is estimated as of December 31, 2001 and 2000, the amounts that will actually be realized or paid upon settlement or maturity of the various financial instruments could be significantly different.

The estimates of fair value are based on existing financial instruments without attempting to estimate the value of anticipated future business or activity nor the value of assets and liabilities that are not considered financial instruments. For example, the value of mortgage loan servicing rights and the value of the Bank's long-term relationships with depositors, commonly known as core deposit intangibles, have not been considered in the estimates of fair values presented below. In addition, the tax implications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been included in the estimated fair values below.

The following methods and assumptions were used to estimate the fair value of the following classes of financial instruments:

Cash and Cash Equivalents - Cash and cash equivalents include cash and due from banks and federal funds sold. For these short-term instruments, the recorded book value is a reasonable estimate of fair value.

Investment Securities - Quoted market prices are used to determine the estimated fair value of investment securities.

Net Loans - The estimated fair value of fixed rate mortgage loans and commercial loans are calculated by discounting future cash flows to their present value. Future cash flows, consisting of both principal and interest payments, are discounted using current Bank rates for similar loans with similar maturities.

The estimated fair value of variable rate loans is considered equal to recorded book value.

Fixed rate installment loans have an average maturity of less than three years, a relatively stable average interest rate, and a variety of credit risks associated with them. The fair value of these loans is estimated by discounting future estimated cash flows to their present value using current Bank rates for similar loans with similar maturities.

The estimated fair value of the allowance for loan losses is considered to be recorded book value. Additionally, the credit exposure known to exist in the loan portfolio is embodied in the allowance for loan losses.

Deposits - The estimated fair value of demand, savings, NOW, and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar maturities.

Advances From Federal Home Loan Bank - For advances that are fixed rate and fixed maturity liabilities, their fair value is estimated using rates currently available to the Bank for debt with similar terms and remaining maturities. Book value approximates market value for advances that have variable rates.

Off-Balance-Sheet Loan Commitments - The fair value of loan commitments is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. The fair value of these items is not material to the Bank as of December 31, 2001 and 2000.

The recorded book value and estimated fair value of the Bank's financial instruments as of December 31, 2001 and 2000 are as follows:

                                                                         2001                                 2000
                                                            --------------------------------    ---------------------------------
                                                              Recorded         Estimated          Recorded           Estimated
                                                             Book Value        Fair Value        Book Value         Fair Value
                                                            -------------    ---------------    --------------     --------------
FINANCIAL ASSETS:
Cash and Cash Equivalents                                $     2,084,774  $       2,084,774  $      6,074,354   $      6,074,354
Investment Securities                                    $    14,117,881  $      14,117,881  $     13,985,374   $     13,982,939
Net Loans                                                $    67,114,997  $      67,364,635  $     55,162,866   $     54,878,763
Loans Held for Sale                                      $     2,613,750  $       2,613,750  $              0   $              0

FINANCIAL LIABILITIES:
Deposits                                                 $    75,831,310  $      76,835,051  $     68,272,307   $     68,402,152
Advances From Federal
 Home Loan Bank                                          $     6,755,000  $       6,755,000  $      3,500,000   $      3,500,000


                                     TnBank
                             Condensed Balance Sheet

                                                                March 31, 2002
                                                                  (Unaudited)           December 31, 2001
                                                           ---------------------------------------------------
Assets
Cash and due from banks                                     $           1,413          $         2,085
Federal funds sold                                                      5,300                        -
                                                           ---------------------------------------------------
Cash and cash equivalents                                               6,713                    2,085
Investment Securities:
Available for sale (at fair value)                                     13,539                   14,118
Held to maturity (at amortized cost)                                        -                        -
Loans, net                                                             72,042                   67,115
Loans Held for Sale, at Fair Value                                        874                    2,614
Banking premises and equipment, net                                     3,431                    3,462
Accrued interest receivable                                               553                      544
Other real estate owned                                                     -                        -
Prepaid expenses and other assets                                         356                      223

                                                           ---------------------------------------------------
Total Assets                                                $          97,508         $         90,161
                                                           ===================================================

Liabilities and Stockholders Equity
Deposits                                                    $          84,872         $         75,831
Advances from the Federal Home Loan Bank                                5,000                    6,755
Securities sold under agreements to repurchase                              -                        -
Accrued interest payable                                                  445                      407
Other liabilities                                                         213                      283

                                                           ---------------------------------------------------
Total Liabilities                                           $          90,530         $         83,276
                                                           ===================================================

Stockholders Equity:
Common stock, $1.00 par value, 2,000,000
  shares authorized 534,030 issued and outstanding                        534                      534
Capital in excess of par value                                          5,243                    5,243
Retained Earnings                                                       1,141                      998
Accumulated other comprehensive income                                     60                      110

                                                           ---------------------------------------------------
Total Stockholders Equity                                   $           6,978         $          6,885
                                                           ===================================================
                                                           ---------------------------------------------------
Total Liabilities and Stockholders Equity                   $          97,508         $         90,161
                                                           ===================================================

The accompanying notes are an integral part of these financial statements

                                     TnBank
                         Condensed Statements of Income
                                   (in thousands except for per share amounts)
                                   (Unaudited)
                                                                      For the three months ended March 31,
                                                                         2002                     2001
                                                               ---------------------------------------------------
Interest Income:
Loans, including fees                                           $       1,303           $        1,249
Investment securities                                                     186                      229
Federal funds sold                                                          6                       41
                                                               ---------------------------------------------------
     Total interest income                                              1,495                    1,519

Interest Expense:
Deposits                                                                  607                      798
Advances from the Federal Home Loan Bank and other borrowings              69                       73
                                                               ---------------------------------------------------
Total interest expense                                                    676                      871

Net interest income                                                       819                      648
Provision for loan losses                                                  78                       20
                                                               ---------------------------------------------------
Net interest income after provision for loan losses                       741                      628

Non-interest income
Service charges on deposit accounts                                        71                       58
Gains on sale of mortgage loans held for sale                              96                       39
Net gains (losses) on sales of investment securities available
for sale                                                                   (1)                       1
Other income                                                               14                        8
                                                               ---------------------------------------------------
Total non-interest income                                                 180                      106

Non-interest expense
Salaries and employee benefits                                            344                      286
Net occupancy expense                                                      95                       89
Data processing fees                                                       57                       45
Advertising and promotion                                                  22                       23
Office supplies and postage                                                39                       26
Legal and professional                                                     15                       17
Other                                                                     124                       81
                                                               ---------------------------------------------------
Total non-interest expense                                                696                      567

Income before income tax expense                                          225                      167
Income tax expense                                                         82                       54
                                                               ---------------------------------------------------
Net Income                                                      $         143            $         113
                                                               ===================================================

Basic Earnings per Common Share                                  $       0.27             $       0.21

Diluted Earnings per Common Share                                $       0.27             $       0.21

Weighted average common shares (Denominator Basic EPS)                534,030                  534,030
Dilutive effect of stock options                                          859                        -
                                                               ---------------------------------------------------
Weighted average common shares and common stock equivalents
(Denominator Diluted EPS)                                             534,889                  534,030


The accompanying notes are an integral part of these financial statements.

                                     TnBank
              Condensed Statement of Changes in Shareholders Equity
                    For the three months ended March 31, 2002
                                 (In Thousands)
                                   (Unaudited)

                                                                                        Accumulated
                                                           Capital in                      Other          Total
                                               Common      Excess of     Retained      Comprehensive   Shareholders
                                                Stock      Par Value     Earnings      Income (Loss)      Equity
                                              -----------------------------------------------------------------------
Balances at December 31, 2001                  $     534   $   5,243   $    998      $        110     $      6,885

Net income                                                                  143                                143

Other comprehensive income (loss)                                                             (50)             (50)
                                              -----------------------------------------------------------------------
Balances at March 31, 2002                     $     534   $   5,243   $  1,141      $         60     $      6,978
                                              =======================================================================

                                     TnBank
                        Condensed Statement of Cash Flows
                For the nine months ended March 31, 2002 and 2001
                                 (In Thousands)
                                   (Unaudited)

                                                                                             2002          2001
                                                                                       -----------------------------
Cash Flows from Operating Activities:
Net Income                                                                              $     143       $     113
Adjustments  to  reconcile   net  income  to  net  cash  provided  by  operating
   activities:
Provision for loan losses                                                                      78              20
Amortization of premium on investment securities,
   net of accretion of discount                                                                10              (4)
Depreciation                                                                                   38              22
Loss on sale of other real estate owned                                                         -               -
Net (gain) loss on sale of available for sale securities                                        1              (1)
Stock dividends on FHLB Stock                                                                  (5)             (4)
Changes in operating assets and liabilities:
Accrued interest receivable                                                                    (9)            (23)
Other assets                                                                                 (103)             34
Accrued interest payable and other liabilities                                                (32)             (8)
                                                                                       -----------------------------
     Net cash provided by operating activities                                                121             149
                                                                                       -----------------------------
Cash Flows from Investing Activities:
Proceeds from sales of available for sale investment securities                             1,003             251
Proceeds from maturities and calls of available for sale investment securities              1,243             661
Proceeds from maturities and calls of held to maturity investment securities                    -             750
Purchases of available for sale investment securities                                      (1,753)         (2,246)
Purchases of held to maturity investment securities                                             -               -
Loans originated, net of payments received                                                 (5,005)         (2,019)
Additions to banking premises and equipment                                                    (7)           (779)
Proceeds from sale of other real estate owned                                                   -               -
Net (increase) decrease in loans held for sale                                              1,740          (1,063)
                                                                                       -----------------------------
     Net cash used in investing activities                                                 (2,779)         (4,445)
                                                                                       -----------------------------
Cash Flows from Financing Activities:
Increase in deposits, net                                                                   9,041             148
Exercise of stock options                                                                       -               -
Proceeds from FHLB Advances and other borrowings, net of principal repayments              (1,755)          1,169
                                                                                       -----------------------------
Net cash provided by financing activities                                                   7,286           1,317
                                                                                       -----------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                                        4,628          (2,979)

Cash and Cash Equivalents, Beginning of Period                                              2,085           6,074
                                                                                       -----------------------------
Cash and Cash Equivalents, End of Period                                                $   6,713       $   3,095
                                                                                       =============================
Supplementary Disclosure of Cash Flow Information:
Interest paid on deposit accounts and Federal Home Loan Bank advances                         638             892
Income taxes paid                                                                              98              12

Supplementary Disclosures of Noncash Investing Activities:
Change in unrealized gain (loss) on available for sale investment securities                  (80)            211
Change in deferred tax associated with unrealized gain (loss) on investment
   securities available for sale                                                              (30)             78
Change in net unrealized gain (loss) on available for sale investment securities              (50)            133

The accompanying notes are an integral part of these financial statements.

                                     TnBank
                  Condensed Statements of Comprehensive Income
               For the three months ended March 31, 2002 and 2001
                                 (In Thousands)
                                   (Unaudited)

                                                                                              2002        2001
                                                                                          -------------------------
Net Income                                                                                 $     143   $     113

Other comprehensive income, net of tax:
Unrealized gains/losses on investment securities                                                 (81)        212
Reclassification adjustment for gains/losses included in net income                                1          (1)
Income taxes related to unrealized gains/losses on investment securities                          30         (78)
                                                                                          -------------------------
Other comprehensive income (loss), net of tax                                                    (50)        133
                                                                                          -------------------------
                                                                                          -------------------------
Comprehensive income                                                                       $      93   $     246
                                                                                          =========================





























The accompanying notes are an integral part of these financial statements.

            TNBANK NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
                             March 31, 2002 and 2001


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited quarterly financial statements of TNBank presented herein should be read in conjunction with the audited financial statements of TNBank for the year ended December 31, 2001.

Financial information as of March 31, 2002 and 2001 and the results of operations and cash flows for the three month periods ended March 31, 2002 and 2001 are unaudited, and in the opinion of management reflect all adjustments necessary for a fair presentation of such information. Interim results are not necessarily indicative of results to be expected for the entire year.

ACCOUNTING POLICY CHANGES


In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 (January 1, 2000 for the Bank). SFAS 133 requires all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. In June of 1999 the FASB issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities
- Deferral of the Effective Date of FASB Statement No. 133 (SFAS 137). SFAS 137 delays the effective date of SFAS 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. Due to the present limited use of derivative instruments, the adoption of SFAS 133 did not have a significant impact on the Bank's results of operations or its financial position.

In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133." SFAS No. 138 provides several technical amendments to SFAS No. 133. Since the Bank does not hold any derivative instruments or engage in hedging activities, SFAS No. 138 has not had a significant impact on the Bank's financial position and results of operations.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment annually. SFAS No. 142 is effective on January 1, 2002. Since the Bank does not prepare consolidated financial statements and does not have any goodwill or other intangible assets, these statements are not expected to have any impact on the Bank's financial position or results of operations.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Since the Bank does not have any legal obligations as described above, this statement is not expected to have any impact on the Bank's financial position or results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144. This
statement supercedes SFAS No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. This statement is not expected to have a significant impact on the Bank's financial position or results of operations.

COMMITMENTS

As of March 31, 2002, TNBank has outstanding commitments to advance construction funds and to originate loans in the amount of $5.2 million and commitments to advance existing home equity and other credit lines in the amount of $11.7 million. In addition, the Bank has also conveyed $588,000 in standby letters of credit.